REPORT TO SHAREHOLDERS FOR THE SECOND QUARTER, 2005

www.cibc.com

Report of the Chief Executive Officer

May 25, 2005

Second Quarter Results Highlights

CIBC announced net income of $440 million for the second quarter ended April 30, 2005 compared with $507 million a year ago. Diluted EPS were $1.20, compared with $1.33 a year ago. ROE was 16.2%, compared with 18.4% for the same period a year earlier.

     The second quarter included a provision of $75 million ($75 million after-tax, or $0.21 per share) related to matters involving CIBC’s dealings with certain hedge funds in the U.S. that engaged in the market timing of mutual funds.

     CIBC’s net income and diluted EPS for the second quarter of 2005 were down from $707 million and $1.94, respectively, for the prior quarter, which included gains on asset sales of $234 million ($171 million after-tax, or $0.49 per share).

     During the quarter, we repurchased and cancelled approximately 2.8 million common shares under our normal course issuer bid. Our Tier 1 capital ratio remained strong at 10.7%.

Sustainable returns to shareholders

CIBC’s second quarter results reflect the commitment to our key priorities of delivering what matters to our clients, enhancing productivity and prudently managing our risk profile.

Putting clients first

Enhancing client relationships is key to our long-term growth. CIBC Retail Markets continues to leverage its extensive distribution network and the understanding of clients’ needs to deepen its relationships. In CIBC Wealth Management, our strategy is built on leadership in relationship-based advice as we continue to invest in accreditation and training of our advisor team. CIBC World Markets sustained its position as the leading Canadian equity underwriter in the first half of 2005.

     During the quarter Gerry McCaughey, President and Chief Operating Officer, announced a new organizational structure designed to enhance our retail banking offer and to deliver product benefits for clients. CIBC announced the merger of its Retail Markets division with parts of its Wealth Management division. Sonia Baxendale, previously Senior Executive Vice-President, Wealth Management, was named Senior Executive Vice-President, Retail Markets.

     Going forward, CIBC’s Wealth Management division will be comprised of CIBC Wood Gundy’s Private Client and Online Brokerage businesses, as well as TAL Global Asset Management and CIBC’s mutual fund businesses. Victor Dodig was appointed as Executive Vice-President, Wealth Management.

Improving productivity

Our objective is to be competitive with our peer group in the area of productivity by having an efficiency ratio no worse than the median of the major Canadian banks. We are supporting growth in our core businesses through targeted investments, while eliminating duplication and streamlining processes.

Managing risk

CIBC has been successful in reducing large corporate credit risk and merchant banking investment risk over the past three to five years. We are currently focused on reducing the loss levels in our consumer credit portfolio. In addition, CIBC continues to invest in managing reputation and legal risk through integrated governance and control initiatives across the organization.

     We are committed to maintaining a prudent risk profile over the long-term.

Financial highlights

CIBC Retail Markets and CIBC Wealth Management delivered good results, despite fewer days in the quarter. Continued low and stable interest rates encouraged lending and deposit growth and higher trading activity helped drive strong results in CIBC’s Imperial Service and retail brokerage businesses.

     CIBC World Markets benefited from a strong Canadian equity new issue market and higher merchant banking revenues, but experienced slowdowns in other markets.

Other highlights

CIBC Retail Markets

•	#2 in online banking penetration: CIBC’s online banking client penetration ranked #2 among Canadian banks, with 24% of all of our clients now banking online, according to the latest Forrester Research Online Financial Services Benchmark Report.

•	Strong CIBC Bonus Savings Account performance: Less than two years after launch, the CIBC Bonus Savings Account exceeded $5 billion in balances in the second quarter.

•	Continued growth in President’s Choice Financial (PCF): PCF surpassed $11 billion in funds managed and now has close to 1.6 million clients.

CIBC Wealth Management

•	CIBC Wood Gundy celebrates 100 years: CIBC Wood Gundy, one of Canada’s leading names in advisory services, marked its 100th anniversary on February 1, 2005.

CIBC Second Quarter 2005

•	New GIC feature: A new monthly pay feature, launched on our non-registered 5-year Bonus Rate GIC, allows clients to invest for the long-term while receiving interest income payments on a more regular basis.

•	New equity-linked notes: Supported by Imperial Service’s unique IDA-licensed advisors, the combined equity-linked note offering of the CIBC Income Generation Deposit Notes and CIBC Diversified Growth Guaranteed Return Deposit Notes was CIBC’s largest to date.

CIBC World Markets

•	Market Leadership in Canada: CIBC World Markets continues to be #1 in Canadian equity underwriting through the first half of 2005, having led 86 issues valued at close to $8.7 billion. We acted as co-lead manager and joint bookrunner for the $1.4 billion offering of Yellow Pages Income Trust Units; and joint bookrunner for ACE Aviation Holdings Inc. on its common share issuance valued at $462 million and co-manager for ACE Aviation’s convertible senior notes issuance valued at $330 million.

•	Continued success in U.S. Real Estate Finance: CIBC World Markets completed its second large commercial mortgage-backed securities offering this year valued at US$1.8 billion as joint lead arranger with JPMorgan Chase & Co.

•	European Success: Key second quarter deals for CIBC’s European Leveraged Finance included acting as joint lead arranger on the credit facility for CVC Capital Partners’ (CVC) acquisition of CSM’s Sugar Confectionery Division valued at €640 million, and acting as joint lead arranger and bookrunner on the credit facility for CVC in its acquisition of Spain’s Mivisa Envases, SAU, valued at €465 million.

Accountability to stakeholders

As part of our commitment to protect the environment, CIBC and our employees participated in activities marking the 35th anniversary of Earth Day. In addition, we are encouraging CIBC employees to step up and take the Government of Canada’s One-Tonne Challenge to reduce waste and energy use.

     Creating a supportive workplace where people can excel is fundamental to our vision of becoming recognized as the leader in client relationships. To this end, CIBC announced that it will be expanding its backup child care program for employees in urban centres across Canada.

Outlook

North America is expected to continue on the moderate economic growth path we have seen since the start of the year. In Canada, we expect the strong Canadian dollar and a slower global growth environment to continue to dampen exports, but low interest rates should support the performance of domestic industries and drive moderate growth in consumer and capital spending. In the U.S., the moderation in economic growth should contain inflation and limit the extent of further interest rate increases.

     Lending and deposit volumes should continue to grow given the outlook for low and stable interest rates. Capital markets volumes have declined somewhat from earlier in the year and the current outlook is for these lower volumes to continue through the third quarter.

     At CIBC, we remain firmly focused on strengthening client relationships while carefully managing costs and risk. We are confident that by working to achieve these objectives, as well as continuing to act with the interests of all our stakeholders in mind, we will be successful in delivering attractive and sustainable shareholder returns.

John S. Hunkin
Chief Executive Officer

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements which are made pursuant to the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook of CIBC for 2005 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. A forward-looking statement is subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond CIBC’s control, affect the operations, performance and results of CIBC and its business lines, and could cause actual results to differ materially from the expectations expressed in any of CIBC’s forward-looking statements. These factors include: current, pending and proposed legislative or regulatory developments in the jurisdictions where CIBC operates, including pending developments in Canadian laws regulating financial institutions and U.S. regulatory changes affecting foreign companies listed on a U.S. exchange, as well as amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; legal and regulatory proceedings and related matters; the effect of applying future accounting changes; change in tax laws; political conditions and developments; the possible effect on CIBC’s business of international conflicts and the war on terror; the accuracy and completeness of information provided to CIBC by clients and counterparties; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; interest rate fluctuation; currency value fluctuation; general economic conditions worldwide, as well as in Canada, the United States and other countries where CIBC has operations; changes in market rates and prices which may adversely affect the value of financial products; CIBC’s success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels, including electronic commerce-based efforts. This list is not exhaustive of the factors that may affect any of CIBC’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on CIBC’s forward-looking statements. CIBC does not undertake to update any forward-looking statement that is contained in this report.

2	CIBC Second Quarter 2005

Second Quarter Financial Highlights

	As at or for the three months ended			As at or for the six months ended
	2005	2005	2004	2005	2004
Unaudited	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Common share information
Per share - basic earnings	$1.21	$1.96	$1.35	$3.18	$2.90
- diluted earnings	1.20	1.94	1.33	3.14	2.86
- dividends	0.65	0.65	0.50	1.30	1.00
- book value (1)	30.95	30.62	30.17	30.95	30.17
Share price - high	74.75	73.70	71.46	74.75	71.46
- low	68.36	67.95	64.80	67.95	59.35
- closing	74.75	68.45	67.19	74.75	67.19
Shares outstanding (thousands)
- average basic	340,461	346,269	358,895	343,413	359,950
- average diluted	344,289	350,201	363,125	347,294	364,153
- end of period	338,730	341,098	356,686	338,730	356,686
Market capitalization ($ millions)	$25,320	$23,348	$23,966	$25,320	$23,966

Value measures
Price to earnings multiple (12 month trailing)	12.7	11.4	10.8	12.7	10.8
Dividend yield (based on closing share price)	3.6%	3.8%	3.0%	3.5%	3.0%
Dividend payout ratio	53.6%	33.2%	37.1%	41.0%	34.5%
Market value to book value ratio	2.41	2.24	2.23	2.41	2.23

Financial results ($ millions)
Total revenue (1)	$2,820	$3,079	$3,027	$5,899	$5,968
Provision for credit losses	159	178	207	337	362
Non-interest expenses	2,032	1,901	2,074	3,933	4,017
Net income (1)	440	707	507	1,147	1,093

Financial measures
Efficiency ratio (1)	72.1%	61.7%	68.5%	66.7%	67.3%
Efficiency ratio (TEB)(1)(2)	70.9%	60.9%	67.7%	65.7%	66.5%
Return on common equity	16.2%	25.7%	18.4%	21.0%	19.7%
Net interest margin (1)(3)	1.74%	1.82%	1.80%	1.78%	1.88%
Net interest margin on average interest-earning assets (1)(3)	2.05%	2.15%	2.17%	2.10%	2.26%
Return on average assets (1)	0.63%	0.97%	0.73%	0.80%	0.78%
Return on average interest-earning assets (1)(3)	0.74%	1.15%	0.87%	0.95%	0.93%

On- and off-balance sheet information ($ millions)
Cash, deposits with banks and securities (3)	$86,198	$82,087	$83,611	$86,198	$83,611
Loans and acceptances	144,724	143,631	140,152	144,724	140,152
Total assets	287,710	285,183	284,175	287,710	284,175
Deposits	196,484	193,301	195,637	196,484	195,637
Common shareholders’ equity	10,485	10,445	10,763	10,485	10,763
Average assets	287,802	288,288	284,242	288,049	282,871
Average interest-earning assets (3)	244,978	244,357	236,516	244,662	236,281
Average common shareholders’ equity	10,425	10,503	10,693	10,465	10,642
Assets under administration	876,600	825,600	763,100	876,600	763,100

Balance sheet quality measures
Common equity to risk-weighted assets	8.8%	8.8%	9.2%	8.8%	9.2%
Risk-weighted assets ($ billions)	$118.6	$118.6	$117.1	$118.6	$117.1
Tier 1 capital ratio	10.7%	10.5%	11.0%	10.7%	11.0%
Total capital ratio	13.4%	13.1%	12.8%	13.4%	12.8%

Other information
Retail / wholesale ratio (4)	73%/27%	72% / 28%	67% / 33%	73%27%	67% / 33%
Regular workforce headcount	37,057	36,780	36,778	37,057	36,778

(1)	On November 1, 2004, we retroactively adopted the amendments to the Canadian Institute of Chartered Accountants (CICA) handbook section 3860, “Financial Instruments - Disclosure and Presentation.” The amended standard requires that preferred shares that are convertible into a variable number of common shares at the option of the holder be presented as liabilities rather than as equity, and dividend payments and premium on redemptions arising from such preferred shares be treated as interest expense within the consolidated statements of income. Prior period information has been reclassified or restated, as appropriate.

(2)	Taxable equivalent basis (TEB). For additional information, see the Non-GAAP measures section.

(3)	During the fourth quarter of 2004, we reclassified equity-accounted investments from investment securities to other assets. This realignment has also resulted in the reclassification of related income statement items. Prior period information has been reclassified and, accordingly, net interest margin has been restated.

(4)	Retail includes CIBC Retail Markets, CIBC Wealth Management and commercial banking (reported as part of CIBC World Markets). Wholesale reflects CIBC World Markets, excluding commercial banking. The ratio represents the amount of capital attributed to the business lines as at the end of the period. For further details, see the Non-GAAP measures section.

CIBC Second Quarter 2005	3

Management’s Discussion And Analysis

Management’s discussion and analysis (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements included in this report and with the MD&A contained in our 2004 Annual Accountability Report. The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars. This MD&A is current as of May 24, 2005. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used throughout this quarterly report can be found on pages 194 and 195 of our 2004 Annual Accountability Report.

Executive overview

CIBC is a leading North American financial institution with assets of $288 billion, market capitalization of $25.3 billion and a Tier 1 capital ratio of 10.7% at April 30, 2005. CIBC provides financial services to retail, small business, corporate and institutional clients.

Financial performance

	As at or for the three months ended			As at or for the six months ended
	2005	2005	2004	2005	2004
$ millions, except per share amounts	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Total revenue	$2,820	$3,079	$3,027	$5,899	$5,968
Net income	440	707	507	1,147	1,093
Earnings per share - basic	1.21	1.96	1.35	3.18	2.90
- diluted	1.20	1.94	1.33	3.14	2.86
Dividends per share	0.65	0.65	0.50	1.30	1.00
Total assets	287,710	285,183	284,175	287,710	284,175
Return on equity	16.2%	25.7%	18.4%	21.0%	19.7%
Efficiency ratio	72.1%	61.7%	68.5%	66.7%	67.3%
Total shareholder return	10.2%	(6.5)%	1.5%	3.0%	15.2%
Share price	74.75	68.45	67.19	74.75	67.19

Tier 1 capital ratio	10.7%	10.5%	11.0%	10.7%	11.0%
Total capital ratio	13.4%	13.1%	12.8%	13.4%	12.8%

CIBC’s results in the quarter benefited from a continuing expansion of the North American economy. In Canada, the Bank of Canada held interest rates steady, enabling growth in consumer credit and personal deposits. In the U.S., the Federal Reserve raised rates by 50 basis points. Continued strength in equity markets led to higher trading volumes and asset values generating higher fees.

     Net income for the quarter was $440 million, down $67 million or 13% from the same quarter last year. The decrease was primarily due to a $75 million non-tax effected provision related to matters involving CIBC’s dealings with certain hedge funds in the U.S. that engaged in the market timing of mutual funds, as discussed in the Significant events section, lower capital markets activities and reduced sales of non-core loans. These decreases were partially offset by lower revenue-related compensation, volume growth in personal banking and higher revenue in insurance.

     Net income was down $267 million or 38% from the prior quarter, which included the following items:

•	$85 million gain ($85 million after-tax) on the Republic Bank sale, as discussed in the Significant events section;

•	$115 million gain ($64 million after-tax) on the Juniper sale, as discussed in the Significant events section; and

•	$34 million gain ($22 million after-tax) on the sale of shares of ACE Aviation Holdings Inc. (ACE sale).

Excluding these items, net income was down $96 million or 18%, primarily due to the provision noted above and lower capital markets activities, partially offset by improved merchant banking gains net of write-downs.

     Net income for the six months ended April 30, 2005 was up $54 million or 5% from the same period in 2004, which included a reduction in income tax expense of $50 million related to an increase in our future income tax asset. Excluding the above, net income was up $104 million or 10%, primarily due to the Republic Bank, Juniper and ACE sales noted above, lower revenue-related compensation and volume growth in personal banking. These increases were

4	CIBC Second Quarter 2005

partially offset by lower capital markets activities and reduced sales of non-core loans.

     Diluted earnings per share and return on equity for the quarter were $1.20 and 16.2%, respectively, compared with $1.33 and 18.4% for the same quarter last year and $1.94 and 25.7% for the prior quarter. Diluted earnings per share and return on equity for the six months ended April 30, 2005 were $3.14 and 21.0%, respectively, compared with $2.86 and 19.7% for the same period in 2004.

     Our Tier 1 and total capital ratios remained strong at 10.7% and 13.4%, respectively. On December 22, 2004, we renewed our normal course issuer bid to repurchase up to 17 million common shares until December 23, 2005. During the quarter, we repurchased and cancelled approximately 2.8 million (for the six months ended April 30, 2005: 10.0 million) common shares for an aggregate consideration of $206 million (for the six months ended April 30, 2005: $712 million).

     CIBC’s total shareholder return for the quarter was 10.2%, compared with 1.5% for the same quarter last year and (6.5)% for the prior quarter. Total shareholder return for the six months ended April 30, 2005 was 3.0% compared with 15.2% for the same period in 2004.

Summary of segmented results

CIBC Retail Markets

Net income was up $64 million or 32% from the same quarter last year, primarily due to volume growth in personal banking and higher revenue in insurance and President’s Choice Financial, partially offset by lower revenue in student loans due to the EDULINX sale, as discussed in the Significant events section.

     Net income was down $101 million or 28% from the prior quarter, which included the $85 million after-tax gain on the Republic Bank sale, and the $22 million after-tax gain on the ACE sale.

     Net income for the six months ended April 30, 2005 was up $151 million or 32% from the same period in 2004, primarily due to the gains on the Republic Bank and ACE sales, volume growth and higher fee income in personal banking, and higher insurance revenue. These increases were partially offset by lower treasury revenue allocations and lower revenue in student loans due to the EDULINX sale.

CIBC Wealth Management

Net income was down $18 million or 19% from the same quarter last year, primarily due to the $37.5 million non-tax effected provision related to matters involving CIBC’s dealings with certain hedge funds in the U.S. that engaged in market timing of mutual funds, partially offset by a decrease in other non-interest expenses.

     Net income was down $36 million or 32% from the prior quarter due to the provision noted above.

     Net income for the six months ended April 30, 2005 was up $6 million or 3% from the same period in 2004, primarily due to higher revenue across all business lines, partially offset by higher non-interest expenses.

CIBC World Markets

Net income was down $138 million or 55% from the same quarter last year, primarily due to lower capital markets activities, reduced sales of non-core loans and lower European and U.S. investment banking fees, partially offset by a reduction in non-interest expenses.

     Net income was down $58 million or 34% from the prior quarter, primarily due to higher non-interest expenses and lower capital markets activities, partially offset by improved merchant banking gains.

     Net income for the six months ended April 30, 2005 was down $153 million or 35% from the same period in 2004, primarily due to lower capital markets activities, reduced sales of non-core loans, reduced activity in U.S. investment banking and the exit of our international asset securitization activities. These decreases were partially offset by a reduction in non-interest expenses.

Corporate and Other

Net loss was down by $25 million from the same quarter last year, primarily due to income tax recoveries and reduced expenses resulting from the Juniper sale, partially offset by lower interest income on tax refunds. The prior year quarter also included fixed asset write-offs.

     Net income was down $72 million from the prior quarter, which included a $64 million after-tax gain on the Juniper sale.

     Net income for the six months ended April 30, 2005 was up $50 million from the same period in 2004, primarily due to the gain on the Juniper sale, higher income tax recoveries and higher unallocated treasury revenue, partially offset by higher unallocated corporate support costs. The prior period also included a $45 million reduction in income tax expense related to the increase in our future income tax asset.

Business themes

Putting clients first

Enhancing client relationships is key to our long-term growth. CIBC Retail Markets continues to leverage its extensive distribution network and the understanding of clients’ needs to deepen its relationships. In CIBC Wealth Management, our strategy is built on leadership in relationship-based advice as we continue to invest in accreditation and training of our advisor team. CIBC World Markets sustained its position as the leading Canadian equity underwriter in the first half of 2005.

Improving productivity

Our objective is to be competitive with our peer group in the area of productivity by having an efficiency ratio no worse than the median of the major Canadian banks. We are supporting growth in our core businesses through targeted investments, while eliminating duplication and streamlining processes.

CIBC Second Quarter 2005	5

Managing risk

CIBC has been successful in reducing large corporate credit risk and merchant banking investment risk over the past three to five years. We are currently focused on reducing the loss levels in our consumer credit portfolio. In addition, CIBC continues to invest in managing reputation and legal risk through integrated governance and control initiatives across the organization.

     We are committed to maintaining a prudent risk profile over the long-term.

Outlook

North America is expected to continue on the moderate economic growth path we have seen since the start of the year. In Canada, we expect the strong Canadian dollar and a slower global growth environment to continue to dampen exports, but low interest rates should support the performance of domestic industries and drive moderate growth in consumer and capital spending. In the U.S., the moderation in economic growth should contain inflation and limit the extent of further interest rate increases.

     Lending and deposit volumes should continue to grow given the outlook for low and stable interest rates. Capital markets volumes have declined somewhat from earlier in the year, and the current outlook is for these lower volumes to continue through the third quarter.

Controls and procedures

Disclosure controls and procedures

CIBC’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness, as at April 30, 2005, of CIBC’s disclosure controls and procedures (as defined in the rules of the U.S. Securities and Exchange Commission (SEC) and the Canadian Securities Administrators (CSA)) and has concluded that such disclosure controls and procedures are effective.

Changes in internal control over financial reporting

There have been no changes in CIBC’s internal control over financial reporting (as defined in the rules of the SEC and the CSA) during the quarter ended April 30, 2005, that have materially affected, or are reasonably likely to materially affect its internal control over financial reporting.

Critical accounting policies and estimates

A summary of significant accounting policies is presented in Note 1 to the 2004 consolidated financial statements. New accounting policies were adopted in the first quarter of 2005 as stated below and in Note 1 to the unaudited interim consolidated financial statements included within this report.

     Certain accounting policies of CIBC are critical to understanding the results of operations and financial condition of CIBC. These critical accounting policies require management to make certain judgments and estimates, some of which may relate to matters that are uncertain. For a description of the judgments and estimates involved in the application of critical accounting policies and assumptions made for pension and other benefit plans, see pages 46 to 50 of the 2004 Annual Accountability Report.

Changes in accounting policies

Variable interest entities

On November 1, 2004, we adopted the Canadian Institute of Chartered Accountants (CICA) Accounting Guideline (AcG) 15, “Consolidation of Variable Interest Entities,” which provides a framework for identifying a variable interest entity (VIE) and requires a primary beneficiary to consolidate a VIE. A primary beneficiary is the enterprise that absorbs a majority of the VIE’s expected losses or receives a majority of the VIE’s expected residual returns, or both.

     This change in accounting policy resulted in an after-tax credit to opening retained earnings of $10 million ($21 million pre-tax) at November 1, 2004, representing the difference between the net amount added to the consolidated balance sheet and the amount of any previously recognized interest in the newly consolidated entities. We are considered the primary beneficiary of VIEs with total assets of approximately $2.7 billion at April 30, 2005. The consolidation of these VIEs resulted in an increase to assets and liabilities of approximately $2.5 billion.

     We continue to monitor developments that may affect our current interpretation of AcG-15.

     Additional considerations regarding the guideline are detailed in Note 4 to the unaudited interim consolidated financial statements included within this report.

Liabilities and equity

On November 1, 2004, we retroactively adopted the amendments to the CICA handbook section 3860, “Financial Instruments – Disclosure and Presentation.” The amended standard requires that preferred shares that are convertible into a variable number of common shares at the option of the holder be presented as liabilities rather than as equity, and dividend payments and premium on redemptions arising from such preferred shares be treated as interest expense within the consolidated statements of income.

     The impact of adopting this standard is detailed in Note 1 to the unaudited interim consolidated financial statements included within this report.

Future accounting policy changes

Financial instruments

In January 2005, the CICA issued new accounting standards comprising handbook sections 3855 “Financial

6	CIBC Second Quarter 2005

Instruments – Recognition and Measurement,” 3865 “Hedges,” 1530 “Comprehensive Income,” and 3251 “Equity” which will become effective for CIBC beginning November 1, 2006. The standards will increase harmonization with U.S. and international accounting standards.

     The standards require that all financial assets be classified as trading, available for sale, held to maturity, or loans and receivables. In addition, the standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans, receivables, and investments intended to be held-to-maturity, which should be measured at amortized cost. Changes in the fair value of trading securities will continue to be reported in earnings, while changes in the fair value of available for sale securities will be reported within other comprehensive income, until the financial asset is disposed of, or becomes impaired.

     Similarly, the standards require that all financial liabilities be measured at fair value when they are held for trading or are derivatives. Other financial liabilities should be measured at cost.

     The standards permit an entity to designate any financial instrument, on initial recognition, as one that it will measure at fair value with gains and losses recognized in net income in the period in which they arise.

     Derivatives will be classified as trading, unless they are specifically designated within an effective hedge relationship. The standards permit three types of hedge relationships: fair value hedges, cash flow hedges, and hedges of net investments in self-sustaining foreign operations. For fair value hedges, the effective portion of changes in the fair value of derivative instruments is offset in earnings against the changes in fair value, attributed to the risk being hedged in the underlying asset, liability or firm commitment. For cash flow hedges and hedges of net investments in self-sustaining foreign operations, the effective portion of changes in fair value of derivative instruments is offset through other comprehensive income, until the variability in cash flows being hedged is recognized in earnings in future accounting periods or upon derecognition of the net investment. Where a derivative instrument is designated as a hedge, and meets the criteria for hedge effectiveness, earnings offset is available, but only to the extent that the hedge is effective. Any ineffectiveness in a hedge relationship will be recognized in current earnings.

     Other comprehensive income will be included on the consolidated balance sheets as a separate component of shareholders’ equity (net of tax), and will include net unrealized gains on available for sale securities, net unrealized gains on derivative instruments designated within an effective cash flow hedge, and unrealized foreign currency translation gains and losses and offsetting hedges on self-sustaining foreign operations.

     We are currently evaluating the impact of adopting these standards.

How CIBC reports

CIBC has three strategic business lines: CIBC Retail Markets, CIBC Wealth Management and CIBC World Markets. These business lines reflect the characteristics of our products and services and the clients to which those products or services are delivered.

     These business lines are supported by five functional groups – Administration; Corporate Development; Finance; Technology and Operations; and Treasury, Balance Sheet and Risk Management. The activities of these functional groups are included within Corporate and Other with their revenue, expenses and balance sheet resources generally being allocated to the business lines. Corporate and Other also includes Juniper Financial Corp. (sold on December 1, 2004), CIBC Mellon joint ventures, Oppenheimer Holdings Inc. debentures, and other income statement and balance sheet items not directly attributable to the business lines.

     To measure and report the results of operations of the three business lines, we use a Manufacturer / Customer Segment / Distributor Management Model. Under this model, internal payments for sales commissions and distribution service fees are made among the business lines. As well, revenue, expenses and balance sheet resources relating to certain activities, such as the payments and lending products businesses included in CIBC Retail Markets, are fully allocated to business lines. Management uses this model to better assess the economics of our customer segments, products and delivery channels.

     In the fourth quarter of 2004, we reclassified equity-accounted investments from investment securities to other assets. This realignment has also resulted in the reclassification of related income statement items.

New organizational structure

On April 11, 2005, we announced a new organizational structure that combines parts of CIBC Wealth Management, including Imperial Service, Private Wealth Management and the GIC product line with CIBC Retail Markets. The way in which we report our business lines has not changed in the current quarter. We have not yet determined our future reporting format.

Non-GAAP measures

We use a number of measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP, while other measures do not have a standardized meaning under GAAP and, accordingly, these measures may not be comparable to similar measures used by other companies. For a more detailed discussion on our non-GAAP measures, see page 52 of the 2004 Annual Accountability Report.

     The following table provides a reconciliation of non-GAAP to GAAP measures:

CIBC Second Quarter 2005	7

Income statement measures

		CIBC	CIBC	CIBC
		Retail	Wealth	World	Corporate	CIBC
$ millions, for the three months ended		Markets	Management	Markets	& Other	Total

Apr. 30, 2005	Total revenue	$1,308	$663	$742	$107	$2,820
	Add: adjustment for TEB	—	—	48	—	48

	Revenue (TEB)	$1,308	$663	$790	$107	$2,868

	Net income (loss)	$263	$78	$115	$(16)	$440
	Less: charge for economic capital	84	35	63	2	184

	Economic profit (loss)	$179	$43	$52	$(18)	$256

	Efficiency ratio	58.1%	78.8%	79.6%	n/m	72.1%
	Less: adjustment for impact of TEB	—	—	4.8	n/m	1.2

	Efficiency ratio (TEB)	58.1%	78.8%	74.8%	n/m	70.9%

Jan. 31, 2005	Total revenue	$1,455	$653	$749	$222	$3,079
	Add: adjustment for TEB	—	—	41	—	41

	Revenue (TEB)	$1,455	$653	$790	$222	$3,120

	Net income	$364	$114	$173	$56	$707
	Less: charge for economic capital	84	36	65	6	191

	Economic profit	$280	$78	$108	$50	$516

	Efficiency ratio	53.0%	72.6%	72.7%	n/m	61.7%
	Less: adjustment for impact of TEB	—	—	3.8	n/m	0.8

	Efficiency ratio (TEB)	53.0%	72.6%	68.9%	n/m	60.9%

Apr. 30, 2004	Total revenue	$1,240	$650	$1,012	$125	$3,027
	Add: adjustment for TEB	—	—	35	—	35

	Revenue (TEB)	$1,240	$650	$1,047	$125	$3,062

	Net income (loss)	$199	$96	$253	$(41)	$507
	Less: charge for economic capital	81	36	81	7	205

	Economic profit (loss)	$118	$60	$172	$(48)	$302

	Efficiency ratio	59.5%	76.9%	66.2%	n/m	68.5%
	Less: adjustment for impact of TEB	—	—	2.2	n/m	0.8

	Efficiency ratio (TEB)	59.5%	76.9%	64.0%	n/m	67.7%

$ millions, for the six months ended

Apr. 30, 2005	Total revenue	$2,763	$1,316	$1,491	$329	$5,899
	Add: adjustment for TEB	—	—	89	—	89

	Revenue (TEB)	$2,763	$1,316	$1,580	$329	$5,988

	Net income	$627	$192	$288	$40	$1,147
	Less: charge for economic capital	168	71	128	8	375

	Economic profit	$459	$121	$160	$32	$772

	Efficiency ratio	55.4%	75.7%	76.2%	n/m	66.7%
	Less: adjustment for impact of TEB	—	—	4.3	n/m	1.0

	Efficiency ratio (TEB)	55.4%	75.7%	71.9%	n/m	65.7%

Apr. 30, 2004	Total revenue	$2,565	$1,273	$1,870	$260	$5,968
	Add: adjustment for TEB	—	—	75	—	75

	Revenue (TEB)	$2,565	$1,273	$1,945	$260	$6,043

	Net income (loss)	$476	$186	$441	$(10)	$1,093
	Less: charge for economic capital	162	75	169	15	421

	Economic profit (loss)	$314	$111	$272	$(25)	$672

	Efficiency ratio	58.0%	76.1%	67.6%	n/m	67.3%
	Less: adjustment for impact of TEB	—	—	2.6	n/m	0.8

	Efficiency ratio (TEB)	58.0%	76.1%	65.0%	n/m	66.5%

n/m – not meaningful.

8	CIBC Second Quarter 2005

Retail/wholesale ratio: Retail information

	For the three months ended			For the six months ended
	2005	2005	2004	2005	2004
$ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Revenue
CIBC Retail Markets	$1,308	$1,455	$1,240	$2,763	$2,565
CIBC Wealth Management	663	653	650	1,316	1,273

	1,971	2,108	1,890	4,079	3,838
Commercial banking	106	116	110	222	230

	2,077	2,224	2,000	4,301	4,068

Net income
CIBC Retail Markets	$263	$364	$199	$627	$476
CIBC Wealth Management	78	114	96	192	186

	341	478	295	819	662
Commercial banking	24	39	30	63	61

	$365	$517	$325	$882	$723

CIBC Second Quarter 2005	9

Review of results of operations and financial position

Review of consolidated statements of income

	For the three months ended			For the six months ended
	2005	2005	2004	2005	2004
$ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Net interest income	$1,224	$1,322	$1,260	$2,546	$2,651
Non-interest income	1,596	1,757	1,767	3,353	3,317

Total revenue	2,820	3,079	3,027	5,899	5,968
Provision for credit losses	159	178	207	337	362
Non-interest expenses	2,032	1,901	2,074	3,933	4,017

Income before taxes and non-controlling interests	629	1,000	746	1,629	1,589
Income taxes	176	283	238	459	494
Non-controlling interests	13	10	1	23	2

Net income	$440	$707	$507	$1,147	$1,093

Revenue

Net interest income

Net interest income was down $36 million or 3% from the same quarter last year, primarily due to higher levels of securitized assets in cards, lower revenue from treasury activities, lower interest on income tax refunds and a reduction in non-core loans. These decreases were partially offset by higher volumes and favourable lending spreads in personal banking, higher interest on investment securities and volume growth in mortgages.

     Net interest income was down $98 million or 7% from the prior quarter, primarily due to the impact of three fewer days, lower interest and dividends on securities, lower revenue from treasury activities and the impact of higher levels of securitized assets in cards.

     Net interest income for the six months ended April 30, 2005 was down $105 million or 4% from the same period in 2004, primarily due to the impact of higher levels of securitized assets in cards, lower revenue from treasury activities and a reduction in non-core loans. These decreases were partially offset by higher interest and dividends on securities and higher volumes in personal banking and mortgages.

Non-interest income

Non-interest income was down $171 million or 10% from the same quarter last year, primarily due to lower trading revenue, lower underwriting and advisory fees, lower merchant banking gains net of write-downs and reduced revenue on sales of non-core loans. These decreases were partially offset by higher insurance and cards securitization revenue.

     Non-interest income was down $161 million or 9% from the prior quarter, which included the $115 million gain on the Juniper sale, the $85 million gain on the Republic Bank sale and the $34 million gain on the ACE sale. Excluding the above, non-interest income was up $73 million or 5%, primarily due to higher merchant banking gains net of write-downs and higher commissions on securities transactions.

     Non-interest income for the six months ended April 30, 2005 was up $36 million or 1% from the same period in 2004, primarily due to the gain on Juniper and Republic Bank sales, higher cards securitization revenue and higher insurance revenue. These increases were partially offset by lower trading revenue, reduced revenue on sales of non-core loans, lower underwriting and advisory fees and lower student loans revenue due to the EDULINX sale.

Provision for credit losses

Provision for credit losses was down $48 million or 23% from the same quarter last year, primarily due to lower agricultural losses and the impact of higher levels of securitized assets in cards, partially offset by higher loan loss ratios in small business lending.

     Provision for credit losses was down $19 million or 11% from the prior quarter, primarily due to improved loan loss ratios in cards and the impact of higher levels of securitized card assets, partially offset by higher loan losses net of higher recoveries in CIBC World Markets.

     Provision for credit losses for the six months ended April 30, 2005 was down $25 million or 7% from the same period in 2004, primarily due to lower agricultural losses and the impact of higher levels of securitized assets in cards, partially offset by increased loan loss ratios and volumes in personal lending.

Non-interest expenses

Non-interest expenses were down $42 million or 2% from the same quarter last year, primarily due to lower revenue-related compensation, partially offset by the $75 million provision related to matters involving CIBC’s dealings with certain hedge funds in the U.S. that engaged in the market timing of mutual funds.

     Non-interest expenses were up $131 million or 7% from the prior quarter, primarily due to the provision noted above and higher computer expenses, pension costs and professional fees, partially offset by lower revenue-related compensation.

     Non-interest expenses for the six months ended April 30, 2005 were down $84 million or 2% from the same period in 2004, primarily due to lower revenue-related compensation, partially offset by higher professional fees, computer expenses and costs related to our new premises in New York.

Income taxes

Income tax expense was down $62 million or 26% from the same quarter last year, primarily due to lower income and to changes in the relative proportion of earnings generated in jurisdictions with varying tax rates. These decreases were partially offset by the impact of the $75 million non-tax effected provision related to matters involving CIBC’s dealing with certain hedge funds in the U.S. that engaged in market timing of mutual funds.

10	CIBC Second Quarter 2005

     Income tax expense was down $107 million or 38% from the prior quarter, primarily due to lower income, partially offset by the impact of the provision noted above and the Republic Bank gain realized in the prior quarter not being subject to income tax.

     Income tax expense for the six months ended April 30, 2005 was down $35 million or 7% from the same period in 2004, primarily due to the gain on the Republic Bank sale not being subject to income tax and to changes in the relative proportion of earnings generated in jurisdictions with varying tax rates. These decreases were partially offset by the impact in the first quarter of 2004 of the $50 million reduction in tax expense being recorded as a result of the cancellation of planned Ontario tax rate reductions.

     CIBC’s effective income tax rate was 28.0% for the quarter, compared with 31.9% for the same quarter last year and 28.3% for the prior quarter. CIBC’s effective tax rate for the six months ended April 30, 2005 was 28.2% compared with 31.1% for the same period in 2004.

     At the end of the quarter, our U.S. future income tax asset was US$370 million, net of a US$165 million valuation allowance. Accounting standards require a valuation allowance when it is more likely than not that all or a portion of a future income tax asset will not be realized prior to its expiration. For additional detail, see page 57 of the 2004 Annual Accountability Report. Although realization is not assured, we believe that, based on all available evidence, it is more likely than not that all of the future income tax asset, net of the valuation allowance, will be realized.

Review of consolidated balance sheets

Assets

Total assets as at April 30, 2005, were $287.7 billion, up $8.9 billion from October 31, 2004, primarily due to increases in trading securities ($6.7 billion), securities purchased under resale agreements ($2.2 billion), residential mortgages ($1.9 billion) and personal loans ($0.8 billion). These increases were partially offset by a reduction in derivative instruments market valuation ($2.0 billion).

     The increase in trading securities is primarily due to normal trading activity in our wholesale business and the consolidation of VIEs. The increase in securities purchased under resale agreements reflects an increase in normal client-driven business activity. Residential mortgages increased primarily due to consolidation of VIEs and normal business growth, net of securitizations. Personal loans increased due to normal business growth.

     Derivative instruments market valuation decreased primarily due to the impact of the stronger U.S. dollar and changing commodity prices.

Liabilities

Total liabilities as at April 30, 2005, were $274.9 billion, up $8.3 billion from October 31, 2004, primarily due to growth in deposits ($5.9 billion), obligations related to securities sold short ($4.0 billion), other liabilities ($1.5 billion) and non-controlling interests in subsidiaries ($1.0 billion). These increases were partially offset by reductions in derivative instruments market valuation ($2.4 billion) and obligations related to securities lent or sold under repurchase agreements ($2.4 billion).

     The increase in deposits was primarily in business and government deposits reflecting normal treasury funding activity. The increase in obligations related to securities sold short represents normal trading activity in our wholesale business as well as treasury funding activities. Non-controlling interests in subsidiaries and other liabilities increased primarily due to the consolidation of VIEs.

     Derivative instruments market valuation decreased due to the reasons noted above. Obligations related to securities lent or sold under repurchase agreements decreased due to normal trading activity as well as treasury funding activities.

Shareholders’ equity

Total shareholders’ equity as at April 30, 2005 was $12.9 billion, up $0.7 billion from October 31, 2004, primarily due to an increase in preferred share capital. For additional detail, see the Management of risk section.

Significant events

Litigation and regulatory matters

CIBC is a party to a number of legal proceedings, including regulatory investigations, in the ordinary course of its business. In certain of these matters, claims for substantial monetary damages are asserted against CIBC and its subsidiaries. There exists an inherent difficulty in predicting the outcome of such matters, but based on current knowledge and consultation with legal counsel, we do not expect the outcome of any of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial position. However, the outcome of any particular matter may be material to our operating results for a particular period. We regularly assess the adequacy of CIBC’s accrual for these matters.

Hedge funds

The U.S. Securities and Exchange Commission (SEC) and the Office of the New York State Attorney General (NYAG) are currently investigating CIBC relating to financing and brokerage services provided to certain hedge funds that engaged in mutual fund market timing. In February 2004, the SEC filed a civil enforcement proceeding and the NYAG filed criminal charges against a former CIBC employee for his role in arranging financing through CIBC to hedge funds he allegedly knew were engaged in unlawful market timing and late trading of mutual funds. We are cooperating and will continue to cooperate with these and related investigations. In addition, two CIBC subsidiaries are named as defendants in a consolidated class action, brought on behalf of shareholders

CIBC Second Quarter 2005	11

of several families of mutual funds, alleging that CIBC knew or recklessly disregarded the fact that the hedge fund clients it financed were engaging in deceptive market timing and late trading of mutual fund shares. During the first quarter of 2004, we established an accrual of $50 million related to matters arising from the mutual fund market timing investigations. It is difficult to predict the ultimate outcome of the market timing investigation; however, based upon ongoing discussions with the SEC and NYAG, this quarter, we increased this accrual by $75 million. This provision was allocated equally to CIBC Wealth Management and CIBC World Markets. It is possible that additional provisions may be required in the future. We will continue to adjust this accrual and its tax impact as more information becomes available.

Enron

CIBC and certain affiliates (collectively “CIBC”) are named as defendants in various Enron-related actions in the U.S. These actions include Newby, et al. v. Enron Corp., et al., a purported class action on behalf of Enron shareholders against a number of financial institutions, Enron’s accountants and lawyers and a number of Enron insiders, alleging participation in a scheme in violation of the U.S. federal securities laws and various state laws. In addition, CIBC is a defendant in a number of related cases filed in various courts in the U.S., asserting similar claims filed by purchasers of Enron securities. CIBC is also a third-party defendant in several cases in which Enron investors sued Enron’s accountants, Arthur Andersen LLP, which thereafter, filed third-party claims against a number of financial institutions including CIBC, seeking contribution if Arthur Andersen LLP is found liable to plaintiffs in those actions. Enron filed a proceeding in bankruptcy court against six financial institutions including CIBC, seeking among other things, disallowance of CIBC’s claims in the bankruptcy and unspecified damages for allegedly aiding and abetting Enron insiders in their breach of fiduciary duty and fraud, and unlawful civil conspiracy. We intend to vigorously defend each of the Enron-related actions. In the fourth quarter of 2004, we recorded a $300 million liability, in addition to our insurance coverage, for Enron-related litigation matters. Because we are unable to reasonably estimate the eventual loss, it is possible that additional provisions may be required in the future, and such amounts could be material to our operating results for a particular period, although we do not expect that they would have a material adverse impact on CIBC’s consolidated financial position.

Sale of Juniper Financial Corp.

On December 1, 2004, we sold Juniper Financial Corp. (Juniper), a U.S. credit card company, to Barclays Bank PLC for gross consideration of US$293 million and recognized a gain of $115 million ($64 million after-tax) on the sale. Prior to the sale, we had a 98% interest in Juniper and Juniper’s senior management owned the remaining 2%. The sale will not have a significant impact on our ongoing results of operations.

Sale of holdings in Republic Bank Limited

During the first quarter of 2005, we sold our holdings in Republic Bank Limited, based in Trinidad and Tobago, and recognized a gain of $25 million ($25 million after-tax). Concurrent with this sale, FirstCaribbean International Bank, in which we hold an equity interest, also sold its holdings in Republic Bank Limited. Equity income arising from the gain on sale was $60 million ($60 million after-tax). In total, we recognized a gain of $85 million after-tax on the sale (Republic Bank sale).

Sale of EDULINX Canada Corporation

During the first quarter of 2005, we sold our wholly-owned subsidiary, EDULINX Canada Corporation (EDULINX sale), a student loan service provider in Canada. The gain on the sale was not significant and the sale is not expected to have a significant impact on our ongoing results of operations.

Leveraged leases

Prior to 2004, we engaged in various structured leasing investments in the U.S. that are accounted for in the consolidated financial statements as leveraged leases using guidance contained in U.S. Statement of Financial Accounting Standards (SFAS) 13, “Accounting for Leases.” This accounting guidance requires total income over the term of a lease to be recognized into income on a proportionate basis in those years in which the net investment in a lease is positive. The net investment is based on net cash flows from the lease, including those that are tax related.

     The U.S. Internal Revenue Service (IRS) has challenged the tax position taken for these transactions. We believe that the tax position related to these transactions was proper, based upon applicable statutes, regulations and case law in effect at the time the transactions were entered into. We have continued to pursue a negotiated settlement with the IRS in respect of tax adjustments proposed by them for these transactions. However, while we continue to believe that a settlement is possible, negotiations have not concluded and the matter may yet be litigated.

     Under existing accounting guidance, if a tax settlement is reached, such a settlement is not expected to have a significant impact on reported financial results in the period of settlement. In addition, we have set up provisions, which we consider adequate to cover any interest and penalties that may result from a settlement.

     Under existing accounting guidance in SFAS 13, any changes in estimates or assumptions not affecting estimated total net income from a lease, do not change the timing of income recognition. However, the Financial Accounting Standards Board (FASB) is in the process of changing its guidance to require a recalculation of the timing of income recognition to reflect a settlement of these tax matters. We currently estimate that this change in accounting guidance could result in a one-time charge to opening retained

12	CIBC Second Quarter 2005

earnings in the period the guidance becomes effective for such a settlement, of between $100 million to $125 million (pre-tax). However, an amount approximating this one-time charge would then be recognized into income over the remaining terms of the affected leases so that the lifetime, cumulative accounting income for these leases would be unchanged.

Review of quarterly financial information

	2005		2004				2003
$ millions, except per share amounts	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31

Total revenue	$2,820	$3,079	$2,901	$2,906	$3,027	$2,941	$2,874	$2,831
Net income	440	707	402	596	507	586	487	753
Per share - basic earnings	1.21	1.96	1.08	1.62	1.35	1.56	1.29	2.04
- diluted earnings	1.20	1.94	1.06	1.60	1.33	1.54	1.28	2.02

For details on variations between the prior quarters, see page 62 of the 2004 Annual Accountability Report and Q1/05 report to shareholders. Details on the current quarter are provided throughout this report.

CIBC Second Quarter 2005	13

CIBC Retail Markets

CIBC Retail Markets provides financial services and products to personal and small business clients in Canada. These services are offered through the branch network, telephone banking, online banking and ABMs, as well as through the co-branded retail electronic banking business, President’s Choice Financial, a co-venture with Loblaw Companies Limited.

Results

	For the three months ended			For the six months ended
	2005	2005	2004	2005	2004
$ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Revenue
Personal banking	$538	$551	$492	$1,089	$989
Small business banking	145	151	140	296	283
Cards	332	383	333	715	680
Mortgages	146	145	155	291	277
Other	147	225	120	372	336

Total revenue	1,308	1,455	1,240	2,763	2,565
Provision for credit losses	162	185	199	347	361
Non-interest expenses	759	771	738	1,530	1,488

Income before taxes	387	499	303	886	716
Income taxes	124	135	104	259	240

Net income	$263	$364	$199	$627	$476

Efficiency ratio	58.1%	53.0%	59.5%	55.4%	58.0%
ROE (1)(2)	40.6%	54.7%	31.4%	47.8%	37.8%
Economic profit (1)(2)	$179	$280	$118	$459	$314

(1)	For additional information, see the Non-GAAP measures section.

(2)	For additional segmented information, see the notes to the interim consolidated financial statements.

Financial overview

CIBC Retail Markets results benefited from continued low and stable interest rates that encouraged lending and deposit volume growth.

     Net income was up $64 million or 32% from the same quarter last year, primarily due to volume growth in personal banking and higher revenue in insurance and President’s Choice Financial, partially offset by lower revenue in student loans due to the EDULINX sale.

     Net income was down $101 million or 28% from the prior quarter, which included the $85 million after-tax gain on the Republic Bank sale, and the $22 million after-tax gain on the ACE sale.

     Net income for the six months ended April 30, 2005 was up $151 million or 32% from the same period in 2004, primarily due to the gains on the Republic Bank and ACE sales, volume growth and higher fee income in personal banking, and higher insurance revenue. These increases were partially offset by lower treasury revenue allocations and lower revenue in student loans due to the EDULINX sale.

Revenue

Revenue was up $68 million or 5% from the same quarter last year.

     Personal banking revenue was up $46 million, primarily due to deposit and lending volume growth, favourable lending spreads and higher fee income.

     Cards revenue was comparable as the effect of volume growth was offset by the impact of higher levels of securitized assets.

     Mortgages revenue was down $9 million, primarily due to lower securitization revenue and unfavourable spreads, partially offset by volume growth.

     Other revenue was up $27 million, primarily due to higher insurance revenue and volume growth in President’s Choice Financial, partially offset by lower revenue in student loans due to the EDULINX sale.

Revenue was down $147 million or 10% from the prior quarter.

     Personal banking and small business banking revenue was down $19 million, primarily due to the impact of three fewer days.

     Cards revenue was down $51 million from the prior quarter, which included the $34 million gain on the ACE sale. Revenue also decreased due to lower volumes and the impact of three fewer days.

     Mortgages revenue was comparable as higher securitization revenue was largely offset by the impact of three fewer days.

     Other revenue was down $78 million from the prior quarter, which included the $85 million gain on the Republic Bank sale. Higher treasury revenue allocations were partially offset by lower revenue in insurance.

Revenue for the six months ended April 30, 2005 was up $198 million or 8% from the same period in 2004.

     Personal banking revenue was up $100 million, largely due to volume growth and higher fee income.

     Small business banking revenue was up $13 million, primarily due to deposit volume growth and favourable lending spreads.

     Cards revenue was up $35 million, primarily due to the gain on the ACE sale, higher fee income and volume growth, partially offset by the impact of higher levels of securitized assets.

     Mortgages revenue was up $14 million, primarily due to volume growth and lower charges on hedging associated with mortgages refinanced before maturity, partially offset by lower securitization revenue and unfavourable spreads.

     Other revenue was up $36 million primarily due to the gain on the Republic Bank sale and higher insurance revenue. These increases were partially offset by lower treasury revenue allocations and lower revenue in student loans due to the EDULINX sale.

Provision for credit losses

Provision for credit losses was down $37 million or 19% from the same quarter last year, primarily due to lower agricultural losses and the impact of higher levels of securitized assets in cards, partially offset by higher loan loss ratios in small business lending.

14	CIBC Second Quarter 2005

     Provision for credit losses was down $23 million or 12% from the prior quarter due to improved loan loss ratios in cards and the impact of higher levels of securitized card assets.

     Provision for credit losses for the six months ended April 30, 2005 was down $14 million or 4% from the same period in 2004, primarily due to lower agricultural losses and the impact of higher levels of securitized assets in cards, partially offset by increased loan loss ratios and volumes in personal lending and increased loan loss ratios in small business lending.

Non-interest expenses

Non-interest expenses were up $21 million or 3% from the same quarter last year, primarily due to higher corporate support costs, higher compensation expense in personal banking and higher project expenses, partially offset by lower expenses in student loans due to the EDULINX sale and lower technology costs.

     Non-interest expenses were down $12 million or 2% from the prior quarter, primarily due to lower compensation expense.

     Non-interest expenses for the six months ended April 30, 2005 were up $42 million or 3% from the same period in 2004, primarily due to higher corporate support costs, higher compensation expense in personal banking and higher project expenses, partially offset by lower expenses in student loans due to the EDULINX sale and lower technology costs.

     The regular workforce headcount totalled 17,569 at the end of the quarter, up 90 from the same quarter last year, primarily due to additional customer staff in the branches, partially offset by the EDULINX sale. The regular workforce headcount was up 138 from the prior quarter, primarily due to an increase in customer staff in the branches.

Outlook

We anticipate a stable outlook in interest rates for the remainder of the year, which is positive for personal and small business volumes, and is particularly beneficial to our mortgage business. We expect net interest margins to be relatively constant.

CIBC Second Quarter 2005	15

CIBC Wealth Management

CIBC Wealth Management provides relationship-based advisory, sales, service and product solutions to the full spectrum of wealth-building clients, primarily in Canada. The business comprises branch-based advice, full service brokerage, private wealth management and online brokerage. We also develop and package a wide range of financial products, including mutual funds, managed solutions and term investments.

Results

	For the three months ended			For the six months ended
	2005	2005	2004	2005	2004
$ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Revenue
Imperial Service	$200	$200	$187	$400	$375
Retail brokerage	288	277	294	565	552
Private Wealth Management	36	38	37	74	72
Wealth products	124	130	120	254	239
Other	15	8	12	23	35

Total revenue	663	653	650	1,316	1,273
Provision for credit losses	7	9	8	16	12
Non-interest expenses	523	474	500	997	968

Income before taxes	133	170	142	303	293
Income taxes	55	56	46	111	107

Net income	$78	$114	$96	$192	$186

Efficiency ratio	78.8%	72.6%	76.9%	75.7%	76.1%
ROE(1)(2)	28.0%	40.2%	34.6%	34.2%	32.0%
Economic profit (1)(2)	$43	$78	$60	$121	$111

(1)	For additional information, see the Non-GAAP measures section.

(2)	For additional segmented information, see the notes to the interim consolidated financial statements.

Financial overview

CIBC Wealth Management benefited from higher trading activity and higher asset values driven by continued strength in the capital markets.

     Net income was down $18 million or 19% from the same quarter last year, primarily due to the $37.5 million non-tax effected provision related to matters involving CIBC’s dealings with certain hedge funds in the U.S. that engaged in the market timing of mutual funds, partially offset by a decrease in other non-interest expenses.

     Net income was down $36 million or 32% from the prior quarter due to the provision noted above.

     Net income for the six months ended April 30, 2005 was up $6 million or 3% from the same period in 2004, primarily due to higher revenue across all business lines, partially offset by higher non-interest expenses.

Revenue

Revenue was up $13 million or 2% from the same quarter last year.

     Imperial Service revenue was up $13 million, primarily due to higher revenue from investment products sales and higher lending volumes, partially offset by lower mortgage sales.

     Wealth products revenue was up $4 million, primarily due to increased average assets under management.

Revenue was up $10 million or 2% from the prior quarter.

     Imperial Service revenue was comparable with the prior quarter. Higher revenue from investment products and mortgage sales were offset by the impact of three fewer days.

     Retail brokerage revenue was up $11 million, primarily due to higher trading activity.

     Wealth products revenue was down $6 million due to the impact of three fewer days.

Revenue for the six months ended April 30, 2005 was up $43 million or 3% from the same period in 2004.

     Imperial Service revenue was up $25 million, primarily due to increased average funds managed.

     Retail brokerage revenue was up $13 million, primarily due to higher fee-based revenue.

     Wealth products revenue was up $15 million, primarily due to increased mutual fund revenue driven by market value appreciation. GIC spreads also improved.

Non-interest expenses

Non-interest expenses were up $23 million or 5% from the same quarter last year, primarily due to higher legal provisions and corporate support costs.

     Non-interest expenses were up $49 million or 10% from the prior quarter, primarily due to the provision noted above and higher revenue-related compensation.

     Non-interest expenses for the six months ended April 30, 2005 were up $29 million or 3% from the same period in 2004, primarily due to higher corporate support costs and revenue-related compensation.

     The regular workforce headcount totalled 6,482 at the end of the quarter, down 114 from the same quarter last year, primarily due to the realignment of certain staff to corporate infrastructure support. The regular workforce headcount was up 48 from the prior quarter, primarily due to additional support and customer staff, partially offset by the realignment of staff noted above.

Outlook

Lending and deposit volumes should continue to grow given the outlook for low and stable interest rates; this will benefit Imperial Service. Capital markets volumes have declined somewhat from earlier in the year, and the current outlook is for these lower volumes to continue through the third quarter, which would have an adverse impact on retail brokerage.

16	CIBC Second Quarter 2005

CIBC World Markets

CIBC World Markets is the wholesale banking arm of CIBC, providing a range of integrated credit and capital markets products, investment banking, and merchant banking to clients in key financial markets in North America and around the world. We deliver innovative full capital solutions to growth-oriented companies and are active in all capital markets. We offer advisory expertise across a wide range of industries and provide top-ranked research for our corporate, government and institutional investor clients.

Results

	For the three months ended			For the six months ended
	2005	2005	2004	2005	2004
$ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Revenue (TEB)(1)(2)
Capital markets	$325	$349	$421	$674	$815
Investment banking and credit products	299	296	442	595	808
Merchant banking	61	23	83	84	97
Commercial banking	106	116	111	222	230
Other	(1)	6	(10)	5	(5)

Total revenue (TEB)(1)(2)	790	790	1,047	1,580	1,945
TEB adjustment	48	41	35	89	75

Total revenue	742	749	1,012	1,491	1,870
Recovery of credit losses	(9)	(17)	(9)	(26)	(24)
Non-interest expenses	591	545	670	1,136	1,265

Income before taxes and non-controlling interests	160	221	351	381	629
Income taxes	22	46	98	68	188
Non-controlling interests	23	2	—	25	—

Net income	$115	$173	$253	$288	$441

Efficiency ratio	79.6%	72.7%	66.2%	76.2%	67.6%
Efficiency ratio (TEB)(1)(2)	74.8%	68.9%	64.0%	71.9%	65.0%
ROE(1)(2)	23.4%	33.1%	40.1%	28.4%	33.6%
Economic profit(1)(2)	$52	$108	$172	$160	$272

(1)	For additional information, see the Non-GAAP measures section.

(2)	For additional segmented information, see the notes to the interim consolidated financial statements.

Financial overview

CIBC World Markets continued to benefit from stable credit markets in both Canada and the U.S. and a strong Canadian equity new issue market. Mergers and acquisition activity, however, was lower this quarter and the Canadian debt capital markets experienced lower new issues and client trading.

     Net income was down $138 million or 55% from the same quarter last year, primarily due to lower capital markets activities, reduced sales of non-core loans and lower European and U.S. investment banking fees, partially offset by a reduction in non-interest expenses.

     Net income was down $58 million or 34% from the prior quarter, primarily due to higher non-interest expenses and lower capital markets activities, partially offset by improved merchant banking gains.

     Net income for the six months ended April 30, 2005 was down $153 million or 35% from the same period in 2004, primarily due to lower capital markets activities, reduced sales of non-core loans, reduced activity in U.S. investment banking and the exit of our international asset securitization activities. This was partially offset by a reduction in non-interest expenses.

Revenue

Revenue was down $270 million or 27% from the same quarter last year.

     Capital markets revenue was down $96 million, primarily due to lower U.S. equity arbitrage activities, and lower U.S. and Canadian equity sales.

     Investment banking and credit products revenue was down $143 million, primarily due to reduced sales of non-core loans and lower fees in our European and U.S. investment banking businesses.

     Merchant banking revenue was down $22 million, primarily due to reduced gains net of write-downs, partially offset by the consolidation of a VIE.

Revenue was down $7 million or 1% from the prior quarter.

     Capital markets revenue was down $24 million, primarily due to lower U.S. equity arbitrage activities, lower Canadian equity new issues and lower activity in debt capital markets.

     Merchant banking revenue was up $38 million, primarily due to increased gains net of write-downs, and the consolidation of a VIE.

Revenue for the six months ended April 30, 2005 was down $379 million or 20% from the same period in 2004.

     Capital markets revenue was down $141 million, primarily due to lower U.S. equity arbitrage activities, lower U.S. equity sales and lower debt capital markets activities.

     Investment banking and credit products revenue was down $213 million, primarily due to reduced sales of non-core loans, lower U.S. investment banking fees and the exit of our international asset securitization activities.

Recovery of credit losses

Net recovery of credit losses was comparable with the same quarter last year.

     Net recovery of credit losses was down $8 million or 47% from the prior quarter due to higher loan losses, partially offset by higher recoveries.

     Net recovery of credit losses for the six months ended April 30, 2005 was comparable with the same period in 2004.

Non-interest expenses

Non-interest expenses were down $79 million or 12% from the same quarter last year, primarily due to lower revenue-related compensation, partially offset by the provision of $37.5 million related to matters involving CIBC’s dealings with certain hedge funds in the U.S. that engaged in the market timing of mutual funds.

CIBC Second Quarter 2005	17

     Non-interest expenses were up $46 million or 8% from the prior quarter, primarily due to the provision noted above and increased costs related to our new premises in New York, partially offset by lower revenue-related compensation.

     Non-interest expenses for the six months ended April 30, 2005 were down $129 million or 10% from the same period in 2004, primarily due to lower revenue-related compensation and lower corporate support costs.

     The regular workforce headcount totalled 2,287 at the end of the quarter, down 42 from the same quarter last year, primarily due to the exit of our international asset securitization activities and reductions in Canadian investment banking. The regular workforce headcount was down 30 from the prior quarter, primarily due to reductions in our U.S. and European investment banking businesses.

Income taxes

CIBC World Markets conducts business in a number of tax jurisdictions that are subject to varying rates of taxation. As such, the aggregate tax expense recognized in each period is determined, in part, by the relative proportion of earnings generated in each tax jurisdiction.

Non-controlling interests

Non-controlling interests were up $23 million from the same quarter last year and up $21 million from the prior quarter, primarily due to the consolidation of certain VIEs.

     Non-controlling interests for the six months ended April 30, 2005 were up $25 million due to the reason noted above.

Outlook

Capital markets volumes have declined somewhat from earlier in the year, and the current outlook is for these lower volumes to continue through the third quarter. We anticipate continued merchant banking gains. Credit quality remains stable and we continue to monitor credit risk to minimize future credit losses.

Corporate and Other

Corporate and Other comprises the five functional groups – Administration; Corporate Development; Finance; Technology and Operations; and Treasury, Balance Sheet and Risk Management – that support CIBC’s business lines, as well as Juniper Financial Corp. (sold on December 1, 2004), CIBC Mellon joint ventures, Oppenheimer Holdings Inc. debentures, and other income statement and balance sheet items not directly attributable to the business lines. The revenue and expenses of the functional groups are generally allocated to the business lines.

Results

	For the three months ended			For the six months ended
	2005	2005	2004	2005	2004
$ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Total revenue	$107	$222	$125	$329	$260
(Recovery of) provision for credit losses	(1)	1	9	—	13
Non-interest expenses	159	111	166	270	296

(Loss) income before taxes and non-controlling interests	(51)	110	(50)	59	(49)
Income taxes	(25)	46	(10)	21	(41)
Non-controlling interests	(10)	8	1	(2)	2

Net (loss) income	$(16)	$56	$(41)	$40	$(10)

Financial overview

Net loss was down by $25 million from the same quarter last year, primarily due to income tax recoveries and reduced expenses resulting from the Juniper sale, partially offset by lower interest income on tax refunds. The prior year quarter also included fixed asset write-offs.

     Net income was down $72 million from the prior quarter, which included a $64 million after-tax gain on the Juniper sale.

     Net income for the six months ended April 30, 2005 was up $50 million from the same period in 2004, primarily due to the gain on the Juniper sale, higher income tax recoveries and higher unallocated treasury revenue, partially offset by higher unallocated corporate support costs. The prior period also included a $45 million reduction in income tax expense related to the increase in our future income tax asset.

     The regular workforce headcount totalled 10,719 at the end of the quarter, up 345 from the same quarter last year, primarily due to the centralization of certain back-office functions and increased governance activities, partially offset by the Juniper sale. The regular workforce headcount was up 121 from the prior quarter, primarily due to the centralization of certain back-office functions.

18	CIBC Second Quarter 2005

Management of risk

Our approach to the management of risk and capital resources has not changed significantly from that described on pages 76 to 94 of the 2004 Annual Accountability Report.

Management of credit risk

Gross impaired loans were $1.06 billion at the end of the quarter, down from $1.11 billion at October 31, 2004.

     Since October 31, 2004, the agricultural sector experienced the largest increase in gross impaired loans, $45 million, due to continued stress in the cattle industry and to a lesser extent, weakness in the dairy and mixed farming sectors. The service and retail and the financial institutions sectors experienced the largest decreases, $73 million and $55 million respectively, due to continued improvement in the strength of corporate loans, and loan recoveries and write-offs. During the six months ended April 30, 2005, gross impaired loans increased $86 million in Canada and $3 million in the U.S. and decreased $143 million in other countries.

     Provision for credit losses for the quarter was $159 million, down from $207 million in the same quarter last year and down from $178 million in the prior quarter. The quarterly provision for consumer loans was $140 million, including $61 million related to credit cards and $19 million related to business and government loans.

     Provision for credit losses for the six months ended April 30, 2005 was $337 million, down $25 million from the same period in 2004.

     CIBC’s total allowance for credit losses, which includes specific and general allowances, was $1.7 billion at the end of the quarter, down $94 million from October 31, 2004. Specific provisions decreased $94 million, while the general provision was unchanged.

Management of market risk

The following table shows average Value-at-Risk (VaR) by risk-type for CIBC’s combined trading activities. Total risk was up from the same quarter last year primarily due to higher levels of equity risk. Trading revenue (TEB)(1) was positive for 79% of the days in the quarter and trading losses did not exceed VaR for any day.

VaR BY RISK TYPE — TRADING PORTFOLIO

	For the three		For the three
	months ended		months ended		2005	2004
	April 30, 2005		April 30, 2004		YTD	YTD
$ millions	Q2 End	Average	Q2 End	Average	Average	Average

Interest rate risk	$3.7	$4.0	$5.6	$3.9	$4.3	$3.3
Credit spread risk	3.2	2.5	2.2	2.6	2.6	2.5
Equity risk	5.9	6.3	5.6	5.6	5.6	5.3
Foreign exchange risk	0.3	0.4	0.5	0.9	0.3	0.9
Commodity risk	0.8	1.1	1.0	1.3	1.2	1.3
Diversification effect(2)	(5.3)	(6.3)	(7.3)	(7.4)	(6.2)	(6.8)

Total risk	$8.6	$8.0	$7.6	$6.9	$7.8	$6.5

(1)	For additional information, see the Non-GAAP measures section.

(2)	Aggregate VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification.

Management of operational risk

During the quarter, CIBC continued with the implementation of its enhanced operational risk policies, procedures and standards as well as its measurement methodology with the objective to receive regulatory approval to attribute operational risk capital using the Advanced Measurement Approach in respect of the Basel Committee on Banking Supervision Capital Accord proposals (Basel II).

     Enhancing the management of reputation and legal risk continues to receive focus at CIBC and is overseen by the Financial Transactions Oversight Committee established in February 2004 in accordance with the commitments we made in our agreements with the U.S. Department of Justice, Office of the Superintendent of Financial Institutions, Canada (OSFI) and the Federal Reserve Bank of New York. Work continues to ensure that policies and procedures that support reputation and legal risk management are sustainable.

Management of liquidity risk

Consistent with liquidity risk mitigation strategies, we continue to source wholesale term funds, diversified by customer, currency, type and geographic location. In addition, core retail deposits remain a prime source of dependable funding for the balance sheet. As at April 30, 2005, Canadian dollar deposits from individuals totalled $73.4 billion.

     We manage potential liquidity risk exposure through the maintenance of segregated term funded pools of unencumbered high-quality liquid assets. These assets may be sold or pledged for secured borrowings to provide a readily available cash source. Liquid assets as at April 30, 2005 included cash of $0.9 billion, securities of $61.4 billion and deposits with banks of $11.2 billion. We also had $20.4 billion of securities borrowed or purchased under resale agreements at the end of the quarter.

     In the course of our regular business activities, certain assets are pledged as part of collateral management, including repurchase agreements and security lending. Pledged assets as at April 30, 2005 totalled $19.5 billion.

     On March 7, 2005, Dominion Bond Rating Service Ltd., one of the agencies that monitor CIBC’s credit ratings, announced that it had upgraded its outlook on CIBC to “stable” from “negative.”

Management of off-balance sheet arrangements and contractual obligations

     Details on our off-balance sheet arrangements and contractual obligations are provided on pages 88 to 91 of the 2004 Annual Accountability Report and have not changed significantly. For securitization transactions completed during the quarter, see Note 4 to the unaudited interim consolidated financial statements included within this report.

CIBC Second Quarter 2005	19

Management of capital resources

On November 1, 2004, pursuant to adoption of the amendments to the CICA handbook section 3860, “Financial Instruments – Disclosure and Presentation,” we reclassified preferred shares that are convertible into a variable number of common shares at the option of the holder as liabilities. Prior period information was also reclassified. For additional detail, see Note 1 to the unaudited interim consolidated financial statements included within this report. Under OSFI’s guidelines, these preferred shares continue to be included as Tier 1 regulatory capital.

     On December 22, 2004, the Toronto Stock Exchange accepted our notice of intention to renew our normal course issuer bid. Purchases under the new bid commenced on December 24, 2004 and will conclude on the earlier of the termination of the bid, the date on which purchases under the bid have been completed, or December 23, 2005. Under this bid, from time to time, we may purchase up to 17 million common shares.

     During the quarter, we repurchased and cancelled approximately 2.8 million (for the six months ended April 30, 2005: 10.0 million) common shares for an aggregate consideration of $206 million (for the six months ended April 30, 2005: $712 million).

     During the quarter, we issued approximately 0.6 million (for the six months ended April 30, 2005: 1.3 million) common shares for $29 million (for the six months ended April 30, 2005: $64 million), pursuant to stock option plans.

     On November 1, 2004, 11.7 million Class A Series 28 Preferred Shares were converted into Class A Series 29 Preferred Shares, together with the exercise of the same number of Series 29 Purchase Warrants and the receipt of $15.00 per warrant, resulting in total capital for the Class A Series 29 Preferred Shares of $293 million. The converted Class A Series 28 Preferred Shares were cancelled resulting in a reduction in capital of this series by $118 million. On February 1, 2005, a further 1.1 million Class A Series 28 Preferred Shares were similarly converted into Class A Series 29 Preferred Shares, resulting in additional capital for the Class A Series 29 Preferred Shares of $27 million and consequently reducing Class A Series 28 Preferred Share capital by $10 million. Subsequent to quarter-end, on May 1, 2005, the final conversion date, a further 427,435 Class A Series 28 Preferred Shares were converted into Class A Series 29 Preferred Shares, resulting in additional capital for the Class A Series 29 Preferred Shares of $11 million and consequently reduced Class A Series 28 Preferred Share capital by $4 million. The total paid up share capital for Class A Series 28 and 29 Preferred Shares is $0.2 million and $331 million respectively.

     On March 10, 2005, we issued 16 million 4.80% Non-cumulative Class A Series 30 Preferred Shares, at a price of $25.00 per share, for a total consideration of $400 million.

     Regulatory capital is determined in accordance with guidelines issued by OSFI. Our capital ratios and assets-to-capital multiple were as follows:

	2005	2004
$ millions, as at	Apr. 30	Oct. 31

Tier 1 capital	$12,709	$12,167
Total regulatory capital	15,852	14,885
Tier 1 capital ratio	10.7%	10.5%
Total capital ratio	13.4%	12.8%
Assets-to-capital multiple	17.5x	17.9x

20	CIBC Second Quarter 2005

Cibc Interim Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF INCOME

	For the three months ended				For the six months ended
	2005	2005	2004		2005	2004
Unaudited, $ millions	Apr. 30	Jan. 31	Apr. 30	(1)	Apr. 30	Apr. 30	(1)

Interest income
Loans	$1,854	$1,912	$1,853		$3,766	$3,809
Securities borrowed or purchased under resale agreements	269	216	120		485	252
Securities	529	544	463		1,073	983
Deposits with banks	78	72	33		150	64

	2,730	2,744	2,469		5,474	5,108

Interest expense
Deposits	1,036	981	823		2,017	1,685
Other liabilities	399	370	314		769	627
Subordinated indebtedness	57	57	48		114	98
Preferred share liabilities (Notes 1, 5)	14	14	24		28	47

	1,506	1,422	1,209		2,928	2,457

Net interest income	1,224	1,322	1,260		2,546	2,651
Provision for credit losses (Note 3)	159	178	207		337	362

	1,065	1,144	1,053		2,209	2,289

Non-interest income
Underwriting and advisory fees	200	223	252		423	466
Deposit and payment fees	194	200	181		394	362
Credit fees	76	82	85		158	160
Card fees	74	88	94		162	190
Investment management and custodial fees	101	97	96		198	180
Mutual fund fees	168	166	156		334	303
Insurance fees	61	73	25		134	74
Commissions on securities transactions	239	218	252		457	484
Trading activities	130	157	226		287	416
Investment securities gains, net	37	32	88		69	101
Income from securitized assets	81	67	47		148	81
Foreign exchange other than trading	71	56	49		127	140
Other (Note 2)	164	298	216		462	360

	1,596	1,757	1,767		3,353	3,317

	2,661	2,901	2,820		5,562	5,606

Non-interest expenses
Employee compensation and benefits	1,055	1,054	1,174		2,109	2,297
Occupancy costs	157	159	163		316	298
Computer and office equipment	293	271	279		564	550
Communications	82	86	81		168	163
Advertising and business development	68	65	71		133	127
Professional fees	86	68	72		154	112
Business and capital taxes	33	31	35		64	62
Other	258	167	199		425	408

	2,032	1,901	2,074		3,933	4,017

Income before income taxes and non-controlling interests	629	1,000	746		1,629	1,589
Income tax expense	176	283	238		459	494

	453	717	508		1,170	1,095
Non-controlling interests in net income of subsidiaries	13	10	1		23	2

Net income	$440	$707	$507		$1,147	$1,093

Earnings per share (in dollars) (Note 8)- Basic	$1.21	$1.96	$1.35		$3.18	$2.90
- Diluted	$1.20	$1.94	$1.33		$3.14	$2.86
Dividends per common share (in dollars)	$0.65	$0.65	$0.50		$1.30	$1.00

(1)	Certain comparative information has been reclassified due to adoption of amendments to the Canadian Institute of Chartered Accountants (CICA) handbook section 3860, “Financial Instruments – Disclosure and Presentation,” on November 1, 2004. Also in the fourth quarter of 2004, we reclassified equity-accounted investments from investment securities to other assets. This realignment has also resulted in the reclassification of related income statement items.

The accompanying notes are an integral part of these interim consolidated financial statements.

CIBC Second Quarter 2005	21

CONSOLIDATED BALANCE SHEETS

	2005	2004
Unaudited, $ millions, as at	Apr. 30	Oct. 31 (1)

ASSETS
Cash and non-interest-bearing deposits with banks	$1,279	$1,374

Interest-bearing deposits with banks	10,823	10,829

Securities
Investment	15,572	15,517
Trading	58,524	51,799

	74,096	67,316

Securities borrowed or purchased under resale agreements	20,393	18,165

Loans
Residential mortgages	74,520	72,592
Personal	27,129	26,311
Credit card	8,012	8,689
Business and government	31,367	31,737
Allowance for credit losses (Note 3)	(1,732)	(1,825)

	139,296	137,504

Other
Derivative instruments market valuation	21,752	23,710
Customers’ liability under acceptances	5,428	4,778
Land, buildings and equipment	2,173	2,107
Goodwill	947	1,055
Other intangible assets	205	244
Other assets	11,318	11,682

	41,823	43,576

	$287,710	$278,764

LIABILITIES AND SHAREHOLDERS’ EQUITY

Deposits
Personal	$73,417	$72,049
Business and government	112,436	106,705
Bank	10,631	11,823

	196,484	190,577

Other
Derivative instruments market valuation	21,553	23,990
Acceptances	5,431	4,778
Obligations related to securities sold short	16,230	12,220
Obligations related to securities lent or sold under repurchase agreements	14,415	16,790
Non-controlling interests in subsidiaries(2)	1,000	39
Other liabilities(2)	14,770	13,258

	73,399	71,075

Subordinated indebtedness	3,915	3,889

Preferred share liabilities (Notes 1, 5)	1,052	1,043

Shareholders’ equity
Preferred shares (Note 6)	2,375	1,783
Common shares (Note 6)	2,943	2,969
Contributed surplus	58	59
Foreign currency translation adjustments	(296)	(376)
Retained earnings	7,780	7,745

	12,860	12,180

	$287,710	$278,764

(1)	Certain comparative information has been reclassified due to adoption of amendments to the CICA handbook section 3860, “Financial Instruments – Disclosure and Presentation,” on November 1, 2004.

(2)	Non-controlling interests have been reclassified from other liabilities.

The accompanying notes are an integral part of these interim consolidated financial statements.

22	CIBC Second Quarter 2005

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	For the three months ended				For the six months ended
	2005		2005	2004	2005	2004
Unaudited, $ millions	Apr. 30		Jan. 31	Apr. 30 (1)	Apr. 30	Apr. 30 (1)

Preferred shares
Balance at beginning of period	$1,958		$1,783	$1,650	$1,783	$1,650
Issue of preferred shares (Note 6)	427		293	—	720	—
Conversion of preferred shares (Note 6)	(10)		(118)	—	(128)	—

Balance at end of period	$2,375		$1,958	$1,650	$2,375	$1,650

Common shares
Balance at beginning of period	$2,949		$2,969	$2,980	$2,969	$2,950
Issue of common shares (Note 6)	29		35	71	64	119
Purchase of common shares for cancellation (Note 6)	(24)		(62)	(52)	(86)	(70)
Treasury shares	(11	)(2)	7 (2)	21	(4)	21

Balance at end of period	$2,943		$2,949	$3,020	$2,943	$3,020

Contributed surplus
Balance at beginning of period	$59		$59	$61	$59	$50
Stock option expense	(2)		(3)	3	(5)	6
Stock options exercised	2		2	(3)	4	(5)
Net (discount) premium on treasury shares	(1)		1	(4)	—	6

Balance at end of period	$58		$59	$57	$58	$57

Foreign currency translation adjustments
Balance at beginning of period	$(327)		$(376)	$(181)	$(376)	$(180)
Foreign exchange gains (losses) from investment in subsidiaries and other items	217		287	560	504	642
Foreign exchange (losses) gains from hedging activities	(294)		(379)	(768)	(673)	(890)
Income tax benefit (expense)	108		141	270	249	309

Balance at end of period	$(296)		$(327)	$(119)	$(296)	$(119)

Retained earnings
Balance at beginning of period, as previously reported	$7,764		$7,745	$7,862	$7,745	$7,607
Adjustment for change in accounting policy	—		10 (3)	—	10	—

Balance at beginning of period, as restated	7,764		7,755	7,862	7,755	7,607
Net income	440		707	507	1,147	1,093
Dividends
Preferred	(28)		(28)	(24)	(56)	(50)
Common	(221)		(226)	(179)	(447)	(360)
Premium on purchase of common shares for cancellation (Note 6)	(182)		(444)	(376)	(626)	(501)
Other	7		—	15	7	16

Balance at end of period	$7,780		$7,764	$7,805	$7,780	$7,805

Shareholders’ equity at end of period	$12,860		$12,403	$12,413	$12,860	$12,413

(1)	Certain comparative information has been reclassified due to adoption of amendments to the CICA handbook section 3860, “Financial Instruments – Disclosure and Presentation,” on November 1, 2004.

(2)	Assets and liabilities in the form of CIBC common shares amounting to approximately $655 million as at April 30, 2005 (January 31, 2005: $612 million), held within certain compensation trusts, have been offset. Refer to Note 4 for more details.

(3)	Represents the effect of implementing the CICA Accounting Guideline (AcG) 15, “Consolidation of Variable Interest Entities.” Refer to Note 1 for more details.

The accompanying notes are an integral part of these interim consolidated financial statements .

CIBC Second Quarter 2005	23

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended			For the six months ended
	2005	2005	2004	2005	2004
Unaudited, $ millions	Apr. 30	Jan. 31	Apr. 30 (1)	Apr. 30	Apr. 30 (1)

Cash flows provided by (used in) operating activities
Net income	$440	$707	$507	$1,147	$1,093
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	159	178	207	337	362
Amortization of buildings, furniture, equipment and leasehold improvements	55	54	73	109	135
Amortization of intangible assets	3	3	4	6	8
Stock-based compensation	13	(10)	9	3	38
Restructuring reversal, net	—	—	(5)	—	(5)
Future income taxes	28	103	57	131	72
Investment securities gains, net	(37)	(32)	(88)	(69)	(101)
Gains on divestitures	—	(115)	—	(115)	—
Losses on disposal of land, buildings and equipment	—	—	15	—	13
Changes in operating assets and liabilities
Accrued interest receivable	(53)	62	87	9	173
Accrued interest payable	149	(15)	(39)	134	147
Amounts receivable on derivative contracts	1,091	870	1,519	1,961	(1,108)
Amounts payable on derivative contracts	(839)	(1,636)	(2,002)	(2,475)	376
Net change in trading securities	(3,593)	(1,768)	258	(5,361)	(440)
Current income taxes	27	(79)	(113)	(52)	(2,246)
Restructuring payments	—	—	(6)	—	(37)
Insurance proceeds received	—	—	—	—	11
Other, net	543	(904)	1,077	(361)	362

	(2,014)	(2,582)	1,560	(4,596)	(1,147)

Cash flows provided by (used in) financing activities
Deposits, net of withdrawals	3,183	2,724	2,423	5,907	7,507
Obligations related to securities sold short	848	3,162	(2,433)	4,010	1,415
Net obligations related to securities lent or sold under repurchase agreements	(2,147)	(228)	2,124	(2,375)	(296)
Redemption of subordinated indebtedness	—	—	(86)	—	(86)
Issue of preferred shares, net of conversions(2)	417	175	—	592	—
Issue of common shares	29	35	71	64	119
Purchase of common shares for cancellation	(206)	(506)	(428)	(712)	(571)
Net proceeds from treasury shares purchased/sold	(11)	7	21	(4)	21
Dividends	(249)	(254)	(203)	(503)	(410)
Other, net	155	231	(154)	386	(271)

	2,019	5,346	1,335	7,365	7,428

Cash flows provided by (used in) investing activities
Interest-bearing deposits with banks	129	(123)	(2,272)	6	(3,548)
Loans, net of repayments	(2,403)	(3,152)	(4,322)	(5,555)	(5,878)
Proceeds from securitizations	1,931	2,743	1,623	4,674	3,985
Purchase of investment securities	(1,920)	(2,401)	(2,480)	(4,321)	(6,827)
Proceeds from sale of investment securities	953	2,787	2,811	3,740	5,384
Proceeds from maturity of investment securities	369	268	1,081	637	1,551
Net securities borrowed or purchased under resale agreements	1,031	(3,259)	483	(2,228)	(1,340)
Proceeds from divestitures	—	347	—	347	—
Purchase of land, buildings and equipment	(88)	(89)	(63)	(177)	(91)
Proceeds from disposal of land, buildings and equipment	1	1	—	2	2

	3	(2,878)	(3,139)	(2,875)	(6,762)

Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	4	7	13	11	16

Net increase (decrease) in cash and non-interest-bearing deposits with banks during period	12	(107)	(231)	(95)	(465)
Cash and non-interest-bearing deposits with banks at beginning of period	1,267	1,374	1,359	1,374	1,593

Cash and non-interest-bearing deposits with banks at end of period	$1,279	$1,267	$1,128	$1,279	$1,128

Cash interest paid	$1,357	$1,437	$1,248	$2,794	$2,310
Cash income taxes paid	$120	$259	$294	$379	$2,668

(1)	Certain comparative information has been reclassified due to adoption of amendments to the CICA handbook section 3860, “Financial Instruments – Disclosure and Presentation,” on November 1, 2004. Also in the fourth quarter of 2004, we reclassified equity-accounted investments from investment securities to other assets. This realignment has also resulted in the reclassification of related income statement items.

(2)	Includes issue of $27 million (Q1 2005: $293 million) Class A Series 29 Preferred Shares (consisting of $10 million (Q1 2005: $118 million) conversion of Class A Series 28 Preferred Shares and $17 million (Q1 2005: $175 million) in cash on exercise of Series 29 Purchase Warrants).

The accompanying notes are an integral part of these interim consolidated financial statements.

24	CIBC Second Quarter 2005

Notes To The Interim Consolidated Financial Statements (Unaudited)

1. Accounting policies

The interim consolidated financial statements of Canadian Imperial Bank of Commerce and its subsidiaries (CIBC) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).

     These financial statements follow the same accounting policies and their methods of application as CIBC’s consolidated financial statements for the year ended October 31, 2004, except as noted below. CIBC’s interim consolidated financial statements do not include all disclosures required by Canadian GAAP for annual financial statements and accordingly, should be read in conjunction with the consolidated financial statements for the year ended October 31, 2004, as set out on pages 104 to 155 of the 2004 Annual Accountability Report. Additional application of policies and disclosures are detailed as follows:

Variable interest entities

On November 1, 2004, we adopted the Canadian Institute of Chartered Accountants (CICA) Accounting Guideline (AcG) 15, “Consolidation of Variable Interest Entities,” which provides a framework for identifying a variable interest entity (VIE) and requires a primary beneficiary to consolidate a VIE. A primary beneficiary is the enterprise that absorbs a majority of the VIE’s expected losses or receives a majority of the VIE’s expected residual returns, or both. This change in accounting policy resulted in an after-tax credit to opening retained earnings of $10 million ($21 million pre-tax) at November 1, 2004, representing the difference between the net amount added to the consolidated balance sheet and the amount of any previously recognized interest in the newly consolidated entities. Additional considerations regarding the guideline are detailed in Note 4.

Liabilities and equity

On November 1, 2004, we retroactively adopted the amendments to the CICA handbook section 3860, “Financial Instruments – Disclosure and Presentation.” The amended standard requires that preferred shares that are convertible into a variable number of common shares at the option of the holder be presented as liabilities rather than as equity, and dividend payments and premium on redemptions arising from such preferred shares be treated as interest expense within the consolidated statements of income. The impact of the change is detailed below:

CONSOLIDATED BALANCE SHEETS

	2005	2004
Unaudited, $ millions, as at	Apr. 30	Oct. 31

Increase in preferred share liabilities	$1,052	$1,043
Decrease in preferred shares included within shareholders’ equity	$(1,052)	$(1,043)

CONSOLIDATED STATEMENTS OF INCOME AND CHANGES IN SHAREHOLDERS’ EQUITY

	For the three months ended			For the six months ended
	2005	2005	2004	2005	2004
Unaudited, $ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Increase in interest expense	$14	$14	$24	$28	$47
Decrease in net income	14	14	24	28	47

Decrease in preferred share dividends	14	14	24	28	47
Decrease in preferred share premiums	—	—	—	—	—

Impact on net income applicable to common shareholders	$—	$—	$—	$—	$—

Impact of EPS (basic and diluted)	$—	$—	$—	$—	$—

2. Disposition

On December 1, 2004, we sold Juniper Financial Corp. (Juniper), a U.S. credit card company, to Barclays Bank PLC for gross consideration of US$293 million and recognized a gain of $115 million ($64 million after-tax) on the sale, which is included in other non-interest income. Prior to the sale, we had a 98% interest in Juniper and Juniper’s senior management owned the remaining 2%. The sale will not have a significant impact on our ongoing results of operations.

CIBC Second Quarter 2005	25

3. Allowance for credit losses

	April 30, 2005			January 31, 2005			April 30, 2004
$ millions,	Specific	General	Total	Specific	General	Total	Specific	General	Total
for the three months ended	allowance	allowance	allowance	allowance	allowance	allowance	allowance	allowance	allowance

Balance at beginning of period	$773	$1,025	$1,798	$803	$1,025	$1,828	$852	$1,100	$1,952
Provision for credit losses	159	—	159	178	—	178	207	—	207
Write-offs	(258)	—	(258)	(235)	—	(235)	(208)	—	(208)
Recoveries	30	—	30	37	—	37	39	—	39
Foreign exchange and other adjustments	5	—	5	(10)	—	(10)	2	—	2

Balance at end of period	$709	$1,025	$1,734	$773	$1,025	$1,798	$892	$1,100	$1,992

Comprised of:
Loans	$707	$1,025	$1,732	$771	$1,025	$1,796	$889	$1,100	$1,989
Letters of credit(1)	2	—	2	2	—	2	1	—	1
Loan substitute securities(2)	—	—	—	—	—	—	2	—	2

	April 30, 2005			April 30, 2004
$ millions,	Specific	General	Total	Specific	General	Total
for the six months ended	allowance	allowance	allowance	allowance	allowance	allowance

Balance at beginning of period	$803	$1,025	$1,828	$856	$1,100	$1,956
Provision for credit losses	337	—	337	362	—	362
Write-offs	(493)	—	(493)	(423)	—	(423)
Recoveries	67	—	67	94	—	94
Foreign exchange and other adjustments	(5)	—	(5)	3	—	3

Balance at end of period	$709	$1,025	$1,734	$892	$1,100	$1,992

Comprised of:
Loans	$707	$1,025	$1,732	$889	$1,100	$1,989
Letters of credit(1)	2	—	2	1	—	1
Loan substitute securities(2)	—	—	—	2	—	2

(1)	Allowance on letters of credit is included in other liabilities

(2)	Allowance on loan substitute securities is included in securities.

4. Securitizations and variable interest entities

Securitizations

Residential mortgage

We securitize residential mortgages through the creation of mortgage-backed securities. The net gain on sale is recognized in income from securitized assets. We retain responsibility for servicing the mortgages and recognize revenue as these services are provided. There are no expected credit losses as the mortgages are guaranteed. The following table summarizes our securitization activity:

	For the three months ended			For the six months ended
	2005	2005	2004	2005	2004
$ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Securitized	$1,930	$2,841	$1,525	$4,771	$4,075
Sold	1,391	2,758	1,627	4,149	3,951
Net cash proceeds	1,388	2,743	1,623	4,131	3,928
Retained interest	26	70	44	96	92
Gain on sale, net of transaction costs	9	— (1)	24	9	24

Assumptions:
Prepayment rate	12.0 - 39.0%	12.0 - 39.0%	12.0 - 40.0%	12.0 - 39.0%	12.0 - 40.0%
Discount rate	2.6 - 3.9%	2.6 - 4.2%	2.5 - 4.0%	2.6 - 4.2%	2.5 - 4.3%
Expected credit losses	n/a	n/a	n/a	n/a	n/a

(1)	Not significant.

n/a not applicable as these mortgages are guaranteed.

26	CIBC Second Quarter 2005

Credit cards

We securitize credit card receivables through a trust that issues securities. We maintain the credit card client servicing responsibilities for the securitized credit card receivables and recognize revenue as these services are provided. The following table summarizes our securitization activity. There were no securitization activities during the prior quarter and same quarter last year.

	For the three months ended	For the six months ended
	2005	2005	2004
$ millions	Apr. 30 (1)	Apr. 30 (1)	Apr. 30

Securitized and sold	$543	$543	$56
Net cash proceeds	543	543	57
Retained interest	4	4	— (2)
Gain on sale	4	4	— (2)

Assumptions:
Prepayment rate (monthly)	44.3%	44.3%	23.4%
Discount rate	9.0%	9.0%	12.0%
Expected credit losses	3.7%	3.7%	6.8%

(1)	We purchased $43 million of subordinated notes issued by the trust at par.

(2)	Not significant .

Variable interest entities

As explained in Note 1, on November 1, 2004, we adopted the CICA AcG-15, “Consolidation of Variable Interest Entities.” We are considered the primary beneficiary of certain VIEs with total assets of approximately $2.7 billion at April 30, 2005. The consolidation of these VIEs resulted in an increase to assets and liabilities of approximately $2.5 billion. The assets that support the obligations of the consolidated VIEs comprise residential mortgages of $1.2 billion and trading securities of $1.3 billion. These trading securities include $954 million relating to investment vehicles, managed by certain of our employees, that make private equity investments, and $357 million relating to transactions that modify the cash flows of trusts managed by third-party asset managers to create investments with specific risk profiles. Investors in the consolidated VIEs have recourse only to the assets of the VIEs and do not have recourse to our general credit, except where we have provided liquidity facilities, credit enhancements or are a counterparty to a derivative transaction involving the VIE.

     We are considered the primary beneficiary of certain compensation trusts with assets of approximately $655 million at April 30, 2005. However, the consolidation of these trusts does not have a significant impact as both the assets (CIBC shares) and the liabilities (the obligation to deliver CIBC shares to the participants) of the trusts offset each other in the common shares section of the consolidated balance sheet.

VIEs that are not consolidated

We have significant variable interests in VIEs that are not consolidated because we are not considered the primary beneficiary. We may provide these VIEs liquidity facilities, hold their notes, and act as counterparty to derivative contracts.

     These VIEs include several multi-seller conduits in Canada which we administer, and collateralized debt obligations (CDOs) for which we act as structuring and placement agents and for which we may manage collateral on behalf of investors. At April 30, 2005, these VIEs had assets of approximately $22.7 billion.

     Our maximum exposure to loss as a result of our involvement with these VIEs was approximately $16 billion at April 30, 2005. For this purpose, maximum exposure to loss represents the notional amounts of liquidity facilities and the carrying value of our investments in these VIEs. Actual losses that may arise in respect of this exposure are not expected to be material. The exposures are monitored and managed as part of our risk management processes.

     Our current exposure under derivative transactions with VIEs is reflected in the consolidated financial statements, as the fair value of the derivative contracts are recorded in other assets or other liabilities, and changes in fair value are recognized in other non-interest income.

     We continue to monitor developments that may affect our current interpretation of AcG-15.

5. Preferred share liabilities

As stated in Note 1, on November 1, 2004, certain preferred shares were reclassified as liabilities pursuant to adoption of the amendments to the CICA handbook section 3860, “Financial Instruments – Disclosure and Presentation.” Prior period information was also reclassified.

CIBC Second Quarter 2005	27

PREFERRED SHARE LIABILITIES

	April 30, 2005		October 31, 2004
	Shares outstanding		Shares outstanding
As at	No. of shares	$ millions	No. of shares	$ millions

Class A Preferred Shares(1)
Fixed-rate shares entitled to non-cumulative dividends
Series 19	8,000,000	$200	8,000,000	$200
Series 20	4,000,000	126	4,000,000	121
Series 21	8,000,000	200	8,000,000	200
Series 22	4,000,000	126	4,000,000	122
Series 23	16,000,000	400	16,000,000	400

		$1,052		$1,043

(1)	The rights and privileges of Class A Preferred Shares are described in Note 13 to the 2004 consolidated financial statements.

6. Share capital

On December 22, 2004, the Toronto Stock Exchange accepted our notice of intention to renew our normal course issuer bid. Purchases under the new bid commenced on December 24, 2004 and will conclude on the earlier of the termination of the bid, the date on which purchases under the bid have been completed, or December 23, 2005. Under this bid, from time to time we may purchase for cancellation up to 17 million common shares.

     During the quarter, we repurchased and cancelled approximately 2.8 million (for the six months ended April 30, 2005: 10.0 million) common shares for an aggregate consideration of $206 million (for the six months ended April 30, 2005: $712 million).

     During the quarter, we issued approximately 0.6 million (for the six months ended April 30, 2005: 1.3 million) common shares for $29 million (for the six months ended April 30, 2005: $64 million), pursuant to stock option plans.

     On November 1, 2004, 11.7 million Class A Series 28 Preferred Shares were converted into Class A Series 29 Preferred Shares, together with the exercise of the same number of Series 29 Purchase Warrants and the receipt of $15.00 per warrant, resulting in total capital for the Class A Series 29 Preferred Shares of $293 million. The converted Class A Series 28 Preferred Shares were cancelled resulting in a reduction in capital of this series by $118 million. On February 1, 2005, a further 1.1 million Class A Series 28 Preferred Shares were similarly converted into Class A Series 29 Preferred Shares, resulting in additional capital for the Class A Series 29 Preferred Shares of $27 million and consequently reducing Class A Series 28 Preferred Shares capital by $10 million. Subsequent to quarter-end, on May 1, 2005, the final conversion date, a further 427,435 Class A Series 28 Preferred Shares were converted into Class A Series 29 Preferred Shares, resulting in additional capital for the Class A Series 29 Preferred Shares of $11 million and consequently reduced Class A Series 28 Preferred Share capital by $4 million. The total paid up share capital for Class A Series 28 and 29 Preferred Shares is $0.2 million and $331 million respectively.

     On March 10, 2005, we issued 16 million 4.80% Non-cumulative Class A Series 30 Preferred Shares, at a price of $25.00 per share, for a total consideration of $400 million.

OUTSTANDING SHARES

	April 30, 2005		October 31, 2004
	Shares outstanding		Shares outstanding
As at	No. of shares	$ millions	No. of shares	$ millions

Class A Preferred Shares(1)
Fixed-rate shares entitled to non-cumulative dividends
Series 18	12,000,000	$300	12,000,000	$300
Series 24	16,000,000	400	16,000,000	400
Series 25	16,000,000	400	16,000,000	400
Series 26	10,000,000	250	10,000,000	250
Series 27	12,000,000	300	12,000,000	300
Series 28	445,093	5	13,250,000	133
Series 29	12,804,907	320	—	—
Series 30	16,000,000	400	—	—

		$2,375		$1,783

Common shares	338,729,861	$2,943	347,488,472	$2,969

Stock options outstanding	12,513,328		13,424,875

(1)	The rights and privileges of Class A Preferred Shares are described in Note 13 to the 2004 consolidated financial statements.

28	CIBC Second Quarter 2005

7.	Employee future benefit expenses

Pension and other employee future benefit plan expenses are recorded as follows:

	For the three months ended			For the six months ended
	2005	2005	2004	2005	2004
$ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Defined benefit plan expense
Pension benefit plans	$40	$37	$42	$77	$78
Other benefit plans	14	17	21	31	49

	$54	$54	$63	$108	$127

Defined contribution plan expense
CIBC’s pension plans	$5	$4	$4	$9	$9
Government pension plans	22	22	21	44	44

	$27	$26	$25	$53	$53

8.	Earnings per share

	For the three months ended				For the six months ended
	2005	2005	2004		2005	2004
$ millions (except per share amounts)	Apr. 30	Jan. 31	Apr. 30	(1)	Apr. 30	Apr. 30	(1)

Basic EPS
Net income	$440	$707	$507		$1,147	$1,093
Preferred share dividends	(28)	(28)	(24)		(56)	(50)

Net income applicable to common shares	$412	$679	$483		$1,091	$1,043

Weighted-average common shares outstanding (thousands)	340,461	346,269	358,895		343,413	359,950

Basic EPS	$1.21	$1.96	$1.35		$3.18	$2.90

Diluted EPS
Net income applicable to common shares	$412	$679	$483		$1,091	$1,043

Weighted-average common shares outstanding (thousands)	340,461	346,269	358,895		343,413	359,950
Add: stock options potentially exercisable(2)(thousands)	3,828	3,932	4,230		3,881	4,203

Weighted-average diluted common shares outstanding(3) (thousands)	344,289	350,201	363,125		347,294	364,153

Diluted EPS	$1.20	$1.94	$1.33		$3.14	$2.86

(1)	Certain comparative information has been restated due to adoption of amendments to the CICA handbook section 3860, “Financial Instruments – Disclosure and Presentation,” on November 1, 2004.

(2)	Excludes average options outstanding of 675,671 with a weighted-average exercise price of $73.10; and average options outstanding of 452,562 with a weighted-average exercise price of $73.10 for the three months ended April 30, 2005 and January 31, 2005, respectively, as the options’ exercise prices were greater than the average market price of CIBC’s common shares. There were no average options outstanding for the three months ended April 30, 2004 whose exercise prices were greater than the average market price of CIBC’s common shares. Also excluded are average options outstanding of 225,555 with a weighted-average exercise price of $37.60; average options outstanding of 225,555 with a weighted-average exercise price of $37.60; and average options outstanding of 264,333 with a weighted-average exercise price of $37.60 for the three months ended April 30, 2005, January 31, 2005 and April 30, 2004, respectively, as these options are performance-based and the vesting criteria for these options had not been achieved.

(3)	Convertible preferred shares and preferred share liabilities have not been included in the calculation since we have the right to redeem them for cash prior to the conversion date.

9.	Contingencies

CIBC is a party to a number of legal proceedings, including regulatory investigations, in the ordinary course of its business. In certain of these matters, claims for substantial monetary damages are asserted against CIBC and its subsidiaries. There exists an inherent difficulty in predicting the outcome of such matters, but based on current knowledge and consultation with legal counsel, we do not expect the outcome of any of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial position. However, the outcome of any particular matter may be material to our operating results for a particular period. We regularly assess the adequacy of CIBC’s accrual for these matters.

Hedge funds

The U.S. Securities and Exchange Commission (SEC) and the Office of the New York State Attorney General (NYAG) are currently investigating CIBC relating to financing and brokerage services provided to certain hedge funds that engaged in mutual fund market timing. In February 2004, the SEC filed a civil enforcement proceeding and the NYAG filed criminal charges against a

CIBC Second Quarter 2005	29

former CIBC employee for his role in arranging financing through CIBC to hedge funds he allegedly knew were engaged in unlawful market timing and late trading of mutual funds. We are cooperating and will continue to cooperate with these and related investigations. In addition, two CIBC subsidiaries are named as defendants in a consolidated class action, brought on behalf of shareholders of several families of mutual funds, alleging that CIBC knew or recklessly disregarded the fact that the hedge fund clients it financed were engaging in deceptive market timing and late trading of mutual fund shares. During the first quarter of 2004, we established an accrual of $50 million related to matters arising from the mutual fund market timing investigations. It is difficult to predict the ultimate outcome of the market timing investigation; however, based upon ongoing discussions with the SEC and NYAG, this quarter, we increased this accrual by $75 million. This provision was allocated equally to CIBC Wealth Management and CIBC World Markets. It is possible that additional provisions may be required in the future. We will continue to adjust this accrual and its tax impact as more information becomes available.

Enron

CIBC and certain affiliates (collectively “CIBC”) are named as defendants in various Enron-related actions in the U.S. These actions include Newby, et al. v. Enron Corp., et al., a purported class action on behalf of Enron shareholders against a number of financial institutions, Enron’s accountants and lawyers and a number of Enron insiders, alleging participation in a scheme in violation of the U.S. federal securities laws and various state laws. In addition, CIBC is a defendant in a number of related cases filed in various courts in the U.S., asserting similar claims filed by purchasers of Enron securities. CIBC is also a third-party defendant in several cases in which Enron investors sued Enron’s accountants, Arthur Andersen LLP, which thereafter, filed third-party claims against a number of financial institutions including CIBC, seeking contribution if Arthur Andersen LLP is found liable to plaintiffs in those actions. Enron filed a proceeding in bankruptcy court against six financial institutions including CIBC, seeking among other things, disallowance of CIBC’s claims in the bankruptcy and unspecified damages for allegedly aiding and abetting Enron insiders in their breach of fiduciary duty and fraud, and unlawful civil conspiracy. We intend to vigorously defend each of the Enron-related actions. In the fourth quarter of 2004, we recorded a $300 million liability, in addition to our insurance coverage, for Enron-related litigation matters. Because we are unable to reasonably estimate the eventual loss, it is possible that additional provisions may be required in the future, and such amounts could be material to our operating results for a particular period, although we do not expect that they would have a material adverse impact on CIBC’s consolidated financial position.

10.	Segmented information

CIBC has three strategic business lines: CIBC Retail Markets, CIBC Wealth Management and CIBC World Markets. These business lines are supported by five functional groups — Administration; Corporate Development; Finance; Technology and Operations; and Treasury, Balance Sheet and Risk Management. The activities of these functional groups are included within Corporate and Other with their revenue, expenses and balance sheet resources generally being allocated to the business lines.

     On April 11, 2005, we announced a new organizational structure that combines parts of CIBC Wealth Management, including Imperial Service, Private Wealth Management and the GIC product line with CIBC Retail Markets. The way in which we report our business lines has not changed in the current quarter. We have not yet determined our future reporting format.

30	CIBC Second Quarter 2005

RESULTS BY BUSINESS LINE

		CIBC	CIBC	CIBC
		Retail	Wealth	World	Corporate	CIBC
$ millions, for the three months ended		Markets	Management	Markets	and Other	Total

Apr. 30, 2005	Net interest income	$948	$119	$99	$58	$1,224
	Non-interest income	516	442	588	50	1,596
	Intersegment revenue(1)	(156)	102	55	(1)	—

	Total revenue	1,308	663	742	107	2,820
	Provision for credit losses	162	7	(9)	(1)	159
	Amortization(2)	18	5	6	29	58
	Other non-interest expenses	741	518	585	130	1,974

	Income (loss) before income taxes and non-controlling interests	387	133	160	(51)	629
	Income taxes	124	55	22	(25)	176
	Non-controlling interests	—	—	23	(10)	13

	Net income (loss)	$263	$78	$115	$(16)	$440

	Average assets(3)	$165,278	$20,310	$101,659	$555	$287,802

Jan. 31, 2005	Net interest income	$1,004	$124	$137	$57	$1,322
	Non-interest income	617	419	556	165	1,757
	Intersegment revenue(1)	(166)	110	56	—	—

	Total revenue	1,455	653	749	222	3,079
	Provision for credit losses	185	9	(17)	1	178
	Amortization(2)	19	4	6	28	57
	Other non-interest expenses	752	470	539	83	1,844

	Income before income taxes and non-controlling interests	499	170	221	110	1,000
	Income taxes	135	56	46	46	283
	Non-controlling interests	—	—	2	8	10

	Net income	$364	$114	$173	$56	$707

	Average assets(3)	$164,252	$19,762	$103,745	$529	$288,288

Apr. 30, 2004(4)	Net interest income	$966	$120	$119	$55	$1,260
	Non-interest income	424	430	843	70	1,767
	Intersegment revenue(1)	(150)	100	50	—	—

	Total revenue	1,240	650	1,012	125	3,027
	Provision for credit losses	199	8	(9)	9	207
	Amortization(2)	30	5	8	34	77
	Other non-interest expenses	708	495	662	132	1,997

	Income (loss) before income taxes and non-controlling interests	303	142	351	(50)	746
	Income taxes	104	46	98	(10)	238
	Non-controlling interests	—	—	—	1	1

	Net income (loss)	$199	$96	$253	$(41)	$507

	Average assets(3)	$161,056	$20,236	$102,198	$752	$284,242

CIBC Second Quarter 2005	31

RESULTS BY BUSINESS LINE

		CIBC	CIBC	CIBC
		Retail	Wealth	World	Corporate	CIBC
$ millions, for the six months ended		Markets	Management	Markets	and Other	Total

Apr. 30, 2005	Net interest income	$1,952	$243	$236	$115	$2,546
	Non-interest income	1,133	861	1,144	215	3,353
	Intersegment revenue(1)	(322)	212	111	(1)	—

	Total revenue	2,763	1,316	1,491	329	5,899
	Provision for credit losses	347	16	(26)	—	337
	Amortization(2)	37	9	12	57	115
	Other non-interest expenses	1,493	988	1,124	213	3,818

	Income before income taxes and non-controlling interests	886	303	381	59	1,629
	Income taxes	259	111	68	21	459
	Non-controlling interests	—	—	25	(2)	23

	Net income	$627	$192	$288	$40	$1,147

	Average assets(3)	$164,756	$20,031	$102,720	$542	$288,049

Apr. 30,2004 (4)	Net interest income	$1,995	$252	$276	$128	$2,651
	Non-interest income	879	815	1,489	134	3,317
	Intersegment revenue(1)	(309)	206	105	(2)	—

	Total revenue	2,565	1,273	1,870	260	5,968
	Provision for credit losses	361	12	(24)	13	362
	Amortization(2)	58	10	12	63	143
	Other non-interest expenses	1,430	958	1,253	233	3,874

	Income (loss) before income taxes and non-controlling interests	716	293	629	(49)	1,589
	Income taxes	240	107	188	(41)	494
	Non-controlling interests	—	—	—	2	2

	Net income (loss)	$476	$186	$441	$(10)	$1,093

	Average assets(3)	$160,822	$20,016	$101,309	$724	$282,871

(1)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.

(2)	Includes amortization of buildings, furniture, equipment, leasehold improvements and finite-lived other intangible assets.

(3)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management. Average assets of Juniper (sold on December 1, 2004), CIBC Mellon joint ventures, Oppenheimer Holdings Inc. debentures and other average assets not directly attributable to specific business lines are not allocated to the business lines.

(4)	Certain comparative information has been restated due to adoption of amendments to the CICA handbook section 3860, “Financial Instruments – Disclosure and Presentation,” on November 1, 2004. Also in the fourth quarter of 2004, we reclassified equity-accounted investments from investment securities to other assets. This realignment has also resulted in the reclassification of related income statement items.

11.	Future accounting changes

Financial instruments

In January 2005, the CICA issued new accounting standards comprising handbook sections 3855 “Financial Instruments – Recognition and Measurement,” 3865 “Hedges,” 1530 “Comprehensive Income,” and 3251 “Equity” which will become effective for CIBC beginning November 1, 2006. The standards will increase harmonization with U.S. and international accounting standards.

     The standards require that all financial assets be classified as trading, available for sale, held to maturity, or loans and receivables. In addition, the standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans, receivables, and investments intended to be held-to-maturity, which should be measured at amortized cost. Changes in the fair value of trading securities will continue to be reported in earnings, while changes in the fair value of available for sale securities will be reported within other comprehensive income, until the financial asset is disposed of, or becomes impaired.

     Similarly, the standards require that all financial liabilities be measured at fair value when they are held for trading or are derivatives. Other financial liabilities should be measured at cost.

     The standards permit an entity to designate any financial instrument, on initial recognition, as one that it will measure at fair value with gains and losses recognized in net income in the period in which they arise.

     Derivatives will be classified as trading, unless they are specifically designated within an effective hedge relationship. The standards permit three types of hedge relationships: fair value hedges, cash flow hedges, and hedges of net investments in self-sustaining foreign operations. For fair value hedges, the effective portion of changes in the fair value of derivative instruments is offset in earnings against the changes in fair value, attributed to the risk being hedged in the underlying asset, liability or firm commitment. For cash flow hedges, and hedges of net investments in self-sustaining foreign operations, the

32	CIBC Second Quarter 2005

effective portion of changes in fair value of derivative instruments is offset through other comprehensive income, until the variability in cash flows being hedged is recognized in earnings in future accounting periods or upon derecognition of the net investment. Where a derivative instrument is designated as a hedge, and meets the criteria for hedge effectiveness, earnings offset is available, but only to the extent that the hedge is effective. Any ineffectiveness in a hedge relationship will be recognized in current earnings.

           Other comprehensive income will be included on the consolidated balance sheets as a separate component of shareholders’ equity (net of tax), and will include net unrealized gains on available for sale securities, net unrealized gains on derivative instruments designated within an effective cash flow hedge, and unrealized foreign currency translation gains and losses and offsetting hedges on self-sustaining foreign operations.

           We are currently evaluating the impact of adopting these standards.

CIBC Second Quarter 2005	33

ANNUAL MEETING OF SHAREHOLDERS

At the Annual Meeting held on February 24, 2005, common shareholders voted on a number of proposals submitted by management and shareholders. The full text of these proposals is included in the Management Proxy Circular dated January 6, 2005, which was mailed to shareholders and which is posted on CIBC’s website. The results of the voting were as follows:

	FOR	WITHHELD
1. Appointment of auditor	98.4%	1.6%
2. Election of directors	99.4%	0.6%

Each of the eighteen (18) nominees listed in the Management Proxy Circular were elected as directors of CIBC for the ensuing year or until their successors are elected or appointed. Individual director results are set out below:

Nominee	In Favour
J. H. Bennett	98.8%
G. F. Colter	99.7%
P. M. Delbridge	99.1%
W. L. Duke	99.2%
I. E. H. Duvar	99.3%
W. A. Etherington	99.4%
A. L. Flood	99.2%
M. A. Franssen	99.2%
G. D. Giffin	98.9%
J. A. Grant	98.8%
L.S. Hasenfratz	99.2%
J. S. Hunkin	99.3%
J.S. Lacey	92.8%
J. Manley	98.8%
C. Sirois	99.2%
S. G. Snyder	99.3%
C.M. Trudell	99.3%
R. W. Tysoe	99.3%

	FOR	AGAINST
The Board of Directors recommended that shareholders vote against each of the following shareholder proposals:

3. Proposal No. 1 – “It is proposed that the Bank start closing its branch (es) in tax havens.”	1.5%	98.5%

4. Proposal No. 2 – “It is proposed that the Board of Directors of the Bank set a maximum salary level for senior executives of the Bank and its Branches, including any form of compensation and benefits.”	4.0%	96.0%

5. Proposal No. 3 – “It is proposed that CIBC limit to 10 the number of years for which an independent director may sit on the board of directors.”	2.9%	97.1%

6. Proposal No. 4 – “It is proposed that CIBC institute the mechanism of cumulative voting to elect members to the board of directors, thus giving minority shareholders a much more active role in the appointment of directors.”	3.0%	97.0%

7. Proposal No. 5 – “It is proposed that CIBC replace the executive share purchase option plan with a restricted share plan, in which shares must be held for at least two years.”	4.1%	95.9%

8. Proposal No. 6 – “Candidates for directors must receive at least 75% support.”	1.4%	98.6%

9. Proposal No. 7 – “Directors who change principal occupation shall resign.”	1.5%	98.5%

Anyone wishing additional information on the vote results may call Investor Relations at 416-980-8306.

34	CIBC Second Quarter 2005

TO REACH US:

Corporate Secretary: Shareholders may call 416-980-3096, fax 416-980-7012, or e-mail: michelle.caturay@cibc.com

Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may call 416-980-8306, fax 416-980-5028, or e-mail: alison.rampersad@cibc.com

Communications and Public Affairs: Financial, business and trade media may call 416-980-4523, fax 416-363-5347, or e-mail: emily.pang@cibc.com

CIBC Telephone Banking: As part of our commitment to our customers, information about CIBC products and services is available by calling 1-800-465-2422 toll free across Canada.

Online Investor Presentations: Supplementary financial information and a presentation to investors and analysts are available at www.cibc.com; About CIBC.

Earnings Conference Call: CIBC’s second quarter conference call with analysts and investors will take place on Wednesday, May 25, 2005 at 1:00 p.m. (EDT). The call will be available in English (416-406-4206 in Toronto, or toll-free 1-866-546-6145 throughout the rest of North America) and French (514-397-8625, or toll-free 1-800-564-3880).

A telephone replay of the conference call will be available in English and French from approximately 4:30 p.m. (EDT) on May 25, 2005 until midnight June 8, 2005. To access the replay in English, call 1-800-408-3053, passcode 3152081#. To access the call in French, call 1-800-408-3053, passcode 3152082#.

Audio Webcast: A live audio webcast of CIBC’s second quarter results conference call will take place on Wednesday, May 25, 2005 at 1:00 p.m. (EDT) in English and French. To access the audio webcast, go to www.cibc.com; About CIBC. An archived version of the audio webcast will also be available in English and French following the call on www.cibc.com; About CIBC.

Nothing in CIBC’s website www.cibc.com should be considered incorporated herein by reference.

DIRECT DIVIDEND DEPOSIT SERVICE

Canadian-resident holders of common shares may have their dividends deposited directly into their account at any financial institution which is a member of the Canadian Payments Association. To arrange, please write to CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario M5C 2W9, or e-mail: inquiries@cibcmellon.com

SHAREHOLDER INVESTMENT PLAN

Registered holders of CIBC common shares wishing to acquire additional common shares may participate in the shareholder investment plan and pay no brokerage commissions or service charges.

For a copy of the offering circular, contact the Corporate Secretary at 416-980-3096, or fax 416-980-7012.

PRICE OF COMMON SHARES
UNDER THE PURCHASED
SHAREHOLDER INVESTMENT PLAN

	Share	Dividend
Dates	purchase	reinvestment & stock
purchased	option	dividend options

Feb. 1/05	$68.28
Mar. 1/05	$69.40
Apr. 1/05	$73.75
Apr. 28/05		$74.05

Canadian Imperial Bank of Commerce
Head Office: Commerce Court, Toronto, Ontario, Canada M5L 1A2 (416) 980-2211
www.cibc.com